DORSEY
DORSEY & WHITNEY LLP

RECEIVED

2008 MAY -7 P 12: 24

[redacted]

OFFICE OF INTERNATI... CORPORATE FINANC...

08002387

SUPPL

May 6, 2008

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

PROCESSED
MAY 12 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- News release dated May 6, 2008.
- The Company's Management's Discussion & Analysis for the three months ended March 31, 2008, filed pursuant to National Instrument 51-102 which mandates the filing of interim financial statements.
- The Company's Consolidated Financial Statements as at March 31, 2008 and for the three month periods ended March 31, 2008 and 2007 filed pursuant to National Instrument 51-102 which mandates the filing of interim financial statements.
- The Certification of Interim Filings by the Company's Chief Executive Officer required by Form 52-109..
- The Certification of Interim Filings by the Company's Chief Financial Officer required by Form 52-109.

B. Information filed by the Company with the Toronto Stock Exchange

- Form 5 filed pursuant to the TSX listing rules.

C. Information filed by the Company with the London Stock Exchange

None

5/8

File No. 82-35055

D. Information which the Company has distributed to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Dorsey + Whitney LLP

ADDAX PETROLEUM

ADDAX PETROLEUM ANNOUNCES RECORD FIRST QUARTER 2008 RESULTS

- *78 per cent increase in Funds Flow From Operations to $469 million*
- *204 per cent increase in Net Income to $240 million*
- *20 per cent increase in Production to 139.1 Mbbl/d*

Calgary, May 6, 2008 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC and LSE:AXC), today announced its results for the quarter ended March 31, 2008. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars.

This announcement coincides with the filing with the Canadian and U.K. securities regulatory authorities of Addax Petroleum's Audited Consolidated Financial Statements for the quarter ended March 31, 2008 and related Management's Discussion and Analysis. Copies of these documents may be obtained via **www.sedar.com**, **www.londonstockexchange.com** and the Corporation's website, **www.addaxpetroleum.com**.

A conference call will be held for analysts and investors today Tuesday, May 6, 2008 at 11.00 a.m. Eastern Time / 4.00 p.m. London, U.K. Time. Full details can be found at the end of this announcement.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am pleased to report that Addax Petroleum's performance in the first three months of 2008 continues to build upon our track record for delivering robust results, strong operational performance and excellent netbacks. Exploration and appraisal activity this year has been very encouraging and we are pleased to add further to our exploration portfolio through the acquisition of the Iroko exploration license in Cameroon. In the Kurdistan Region of Iraq, we are integrating the promising results of the two most recent step-out appraisal wells into a full field development plan and have commenced construction of an early production facility. Lastly, we have significantly expanded our ability to fund additional future growth through our first senior unsecured credit facility obtained successfully despite the difficult credit markets, which is a demonstration of the support for Addax Petroleum's strategy and growth potential in the financial community."

Selected Financial Highlights

- Petroleum sales before royalties in the first quarter of 2008 amounted to $1,154 million, an increase of 84 per cent over petroleum sales before royalties of $627 million in the first quarter of 2007. The increase in petroleum sales before royalties was primarily

driven by a 66 per cent increase in the average crude oil sales price in the first quarter of 2008 to $96.03 per barrel (/bbl) as compared to $57.86/bbl realized in the first quarter of 2007 and a 12 per cent increase in sales volumes between the same periods. Noteworthy in the first quarter of 2008 is that oil production exceeded sales volumes by 0.64 MMbbl, or the equivalent of approximately 7 Mbbl/d, resulting in a large build of oil in inventory.

- Funds Flow From Operations for the first quarter of 2008 increased 78 per cent to $469 million ($3.02 per basic share) compared to $263 million ($1.70 per basic share) in the first quarter of 2007.
- Net income in the first quarter of 2008 increased 204% to $240 million ($1.54 per basic share) compared to $79 million ($0.51 per basic share) in the corresponding period in 2007.
- Capital expenditures increased by 57 per cent to $340 million in the first quarter of 2008 from $216 million in the first quarter of 2007. Development capital expenditures totaled $246 million in the first quarter, an increase of 68 per cent over development capital expenditure of $146 million in the first quarter of 2007. Exploration and appraisal capital expenditures increased to $94 million in the quarter, an increase of 34 per cent over exploration and appraisal capital expenditures of $70 million in the first quarter of 2007.
- At the end of the first quarter 2008, bank debt totaled $1,125 million, an increase of $150 million over the corresponding quarter in 2007. Bank debt is currently drawn under a 5-year, $1.6 billion senior secured term facility, with 4 years remaining.
- In late April 2008, the Corporation expanded its borrowing capacity and entered into a 2-year, $450 million senior unsecured bank loan facility. This loan facility is currently undrawn, but is intended to provide funding for future growth opportunities through potential acceleration of or increase in capital expenditure projects and/or other acquisition opportunities.

The following table summarizes the selected financial highlights:

Selected financial highlights	**Quarter ended March 31**		
$ million unless otherwise stated	**2008**	**2007**	**Change**
Petroleum sales before royalties	1,154	627	84%
Average crude oil sales price, $/bbl	96.03	57.86	66%
Funds Flow From Operations	469	263	78%
Net income	240	79	204%
Weighted average common shares outstanding (basic, millions)	156	155	0%
Funds Flow From Operations per share ($/basic share)	3.02	1.70	78%
Earnings per share ($/basic share)	1.54	0.51	202%
Weighted average common shares outstanding (diluted, millions)	162	155	5%
Funds Flow From Operations per share ($/diluted share)	2.86	1.70	68%
Earnings per share ($/diluted share)	1.51	0.51	196%
Total assets	4,178	3,113	34%
Long-term debt, excluding convertible bonds	1,125	975	15%

Capital Expenditures – by Region			
Nigeria (excluding deepwater) & Cameroon	261	165	58%
Gabon	66	31	113%
Kurdistan Region of Iraq	7	15	-53%
Deepwater Nigeria & JDZ	3	3	0%
Corporate	3	2	50%
Total	**340**	**216**	**57%**
Capital Expenditures – by Type			
Development	246	146	68%
Exploration & appraisal	94	70	34%
Total	**340**	**216**	**57%**

Selected New Business Highlights

- During the first quarter of 2008, the Corporation renegotiated an amended production sharing contract for the Taq Taq license area in the Kurdistan Region of Iraq, keeping the Corporation's economic and operational interest materially unchanged. Early in the second quarter of 2008, Addax Petroleum concluded one strategic acquisition which increased the Corporation's exploration portfolio, offshore Cameroon.

- New business highlights to date in 2008 include:

  Kurdistan Region of Iraq

  – as previously announced in February 2008, the Corporation signed an agreement with the Kurdistan Regional Government amending the production sharing contract it holds together with Genel Enerji in respect of the Taq Taq license area in the Kurdistan Region of Iraq. The purpose of the amendments was to bring the terms of the Taq Taq production sharing contract into conformity with recently enacted oil and gas legislation in the Kurdistan Region of Iraq.

  Cameroon

  – as previously announced in April 2008, Addax Petroleum acquired a 100% working interest in the Iroko exploration license area, offshore Cameroon. The Societe Nationale des Hydrocarbures, the national oil company of Cameroon, holds a back-in right of 30 per cent in case of a development. The Corporation is obligated to pay a signature bonus of $3 million and undertake a minimum work program valued at $18 million. There are no wells drilled on Iroko but there is oil production nearby from the Pecten (Shell)-operated Mokoko-Abana field complex. The Corporation is presently undertaking an exploration program on the Ngosso license area offshore Cameroon, after which it plans to start exploration drilling on the Iroko license area.

Selected Exploration and Appraisal Highlights

- During the first quarter of 2008, Addax Petroleum had significant exploration and appraisal success in its program offshore Nigeria and in the Kurdistan Region of Iraq and also commenced its exploration program offshore Cameroon. The Corporation also progressed its exploration and appraisal portfolio in Gabon and the Joint Development Zone and is planning for exploration and appraisal activities later in the year.

- Exploration and appraisal highlights to date in 2008 include:

  Gulf of Guinea Shallow Water (Nigeria and Cameroon)

  - in OML137, two successful appraisal wells were drilled on the Ofrima North discovery. The Ofrima-3A well confirmed the western extension of the H42 oil reservoir discovered by the Ofrima-2 well drilled in 2007 and the Ofrima-3 well discovered 62 feet of oil and 92 feet of liquids-rich gas in deeper horizons. Development planning studies for Ofrima North are currently underway;

  - in OML123, two wells were successfully appraised at the Kita Marine and Oron West fields, the results of which are presently being incorporated into field development options. The ORW-C1AST well successfully appraised an extension to the producing Oron West field and the KTM-6 well discovery in March 2008 encountered an aggregate gross oil column of 173 feet over four zones. The Kita Marine discoveries lie in the northern part of the prolific OML123 block offshore Nigeria in an area which has not previously had production; and

  - in Cameroon, the Corporation started its first exploration drilling campaign. The campaign comprises drilling up to three exploration wells in the Ngosso license area followed by an exploration well in the recently-awarded Iroko license area. The 2008 Cameroon exploration drilling campaign is planned to be completed during the second quarter.

  Gulf of Guinea Deep Water (Nigeria and JDZ)

  - the Corporation continued its evaluation of drilling locations in the JDZ license areas and its efforts to secure a rig of opportunity to commence drilling operations in the second half of 2008. In OPL291, the Corporation is planning to acquire 3D seismic survey also in the second half of 2008.

  Gabon

  - the Corporation participated in the unsuccessful THAM-1 exploration well drilled by Sterling Energy to test the Admiral prospect on the Themis Marin offshore license area. The Themis Marin license was subsequently relinquished with all work commitments completed. Onshore Gabon, the Corporation acquired development and exploration seismic data in its operated Remboue license area.

  Kurdistan Region of Iraq

  - in January 2008, the Corporation tested the TT-09 step-out appraisal and development well on the Taq Taq field in the Kurdistan Region of Iraq. The TT-09 well tested at an aggregate oil rate of 16,170 bbl/d from two separate zones.

  - in March 2008, the Corporation tested the TT-08 step-out appraisal and development well on the Taq Taq field in the Kurdistan Region of Iraq. The TT-08 well tested at an aggregate oil rate of 35,750 bbl/d from two separate zones.

Selected Operational Highlights

- Average gross working interest oil production in the first quarter of 2008 was 139,100 barrels per day (bbl/d) representing an increase of approximately 20 per cent over the 2007 average production of 116,090 bbl/d. Average oil production in the first quarter of 2008 included 109,700 bbl/d from Nigeria and 29,400 bbl/d from Gabon compared to a

2007 first quarter average production level of 97,880 bbl/d and 18,210 bbl/d, respectively.

- Development project highlights in the first quarter of 2008 include:

  Nigeria

  - drilled three new development wells which included one oil production well and one water injection well in OML123 and one oil production well in OML124;
  - placed a total of two new oil production wells on production in the quarter which were the two wells drilled in the quarter;
  - in OML123, the Oron West South platform was installed while the first of two platform substructures were installed on the Adanga North Horst field and water injection pipelines were laid and facilities commissioned;

  Gabon

  - drilled seven new development wells onshore of which five, comprising four oil production wells and one gas injection well, were in the Addax Petroleum operated Tsiengui field in the Maghena license area and a further two oil development were wells in the Shell-operated Koula field in the Awoun license area;
  - placed a total of five new oil production wells on production in the Tsiengui field in the quarter of which two were drilled in the quarter and three were drilled in the previous quarter;
  - continued ongoing surface facilities development at the onshore Addax Petroleum operated Tsiengui and Obangue fields and the Shell-operated Koula field, including the extension of the Corporation's onshore oil export pipeline system, and at the offshore non-operated Ebouri field;

  Kurdistan

  - commenced construction of an early production facility; and
  - started trial production from the Taq Taq field at reduced rates with intermittent local sales. The Corporation is targeting to commence commercial oil production attributable to its working interest in the second half of 2008.

- Operating netbacks in the first quarter of 2008 increased 72 per cent to $72.49/bbl compared to $42.05/bbl in the first quarter of 2007. Unit operating expenses in the first quarter of 2008 increased to $8.09/bbl, an increase of 3 per cent over the 2007 level of $7.84/bbl as the Corporation continues to face cost inflation pressures for the provision of services.

The following table summarizes selected operational information:

Selected operational highlights	**Quarter ended March 31**		
	2008	**2007**	**Change**
Quarter average gross working interest oil production (Mbbl/d)			
Nigeria (offshore)	102.3	92.1	11%
Nigeria (onshore)	7.4	5.8	28%
Nigeria sub-total	*109.7*	*97.9*	*12%*
Gabon (offshore)	7.0	6.3	11%
Gabon (onshore)	22.4	11.9	88%

Gabon sub-total	*29.4*	*18.2*	*62%*
Total	**139.1**	**116.1**	**20%**
Prices, expenses and netbacks ($/bbl)			
Average realized price	96.03	57.86	66%
Operating expense	8.09	7.84	3%
Operating netback	72.49	42.05	72%

Dividend

During the first quarter of 2008, the Corporation paid a dividend of CDN$0.10 per share. The Board of Directors of the Corporation declared a dividend of CDN$0.10 per share on May 2, 2008 which is payable on June 12, 2008 to shareholders of record on May 29, 2008. In accordance with Canada Revenue Agency Guidelines, dividends paid by the Corporation during the period are eligible dividends.

Recent Developments

Since the end of the first quarter of 2008, the Corporation made the following announcements:

- on April 3, 2008, the Corporation announced the acquisition of a 100 per cent interest in and operatorship of the Iroko exploration license area, offshore Cameroon;
- on May 1, 2008, the Corporation announced the successful appraisal of the Ofrima North discovery in OML137 offshore Nigeria.

In addition, during April 2008, a new two year loan facility was signed and underwritten for an amount of $450 million, which may increase to $500 million after syndication. This loan facility will be used to provide funding in relation to the acceleration of or increase in capital expenditure projects and/or other acquisition opportunities.

Outlook

The Corporation's production outlook for 2008 is in line with guidance provided to date. Addax Petroleum expects annual average working interest gross oil production for 2008 to be approximately 140,000 to 145,000 bbl/d from its Nigeria and Gabon operations.

Analyst Conference Call

Financial analysts are invited to participate in a conference call today Tuesday, May 6, at 11:00 a.m. Eastern Time / 4:00 p.m. London, U.K. time with Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. Michael Ebsary, Chief Financial Officer and Mr. James Pearce, Chief Operating Officer. The media and shareholders may participate on a listen only basis. To participate in the conference call, please dial one of the following:

Toronto:	*416 644 3424*
Toll-free (Canada and the US):	*1 800 732 6179*
Toll-free (UK):	*00 800 2288 3501*
Toll-free (Switzerland):	*00 800 2288 3501*

A replay of the call will be available at (416) 640 1917 or (877) 289 8525, passcode 21269672# until Tuesday, May 20, 2008.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters, government approvals and syndication of new financing. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Non-GAAP Measures

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net

income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For additional information, please contact:

Mr. Michael Ebsary
Chief Financial Officer
Tel.: +41 (0) 22 702 94 03
michael.ebsary@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 8011
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM









Management Discussion & Analysis

For the interim period ended
March 31, 2008

The following Management's Discussion and Analysis of Addax Petroleum Corporation ("Addax Petroleum") is dated May 6, 2008 and should be read in conjunction with Addax Petroleum's interim unaudited consolidated financial statements as at March 31, 2008 as well as the audited consolidated financial statements for the year ended December 31, 2007 together with the notes thereto. The consolidated financial statements presented herein are those of Addax Petroleum and its subsidiaries. Except as otherwise indicated, certain defined words, abbreviations and terms used herein have the meaning set forth in Addax Petroleum's Annual Information Form dated March 13, 2008 ("AIF"). Addax Petroleum's AIF and additional information regarding Addax Petroleum are available from SEDAR at www.sedar.com. All amounts presented are in United States dollars (US$) unless otherwise indicated.

LEGAL NOTICE – FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "may", "will", "should", "could", "would", "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters, government approvals and syndication of new financing. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, production start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

NON-GAAP MEASURES

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. FFFO and Operating Netback are not recognized measures under Canadian Generally Accepted Accounting Principles ("GAAP"). Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

First Quarter 2008 Highlights

Selected highlights (US$ million, unless otherwise stated)	Three months ended 31-Mar 2008	Three months ended 31-Mar 2007	Year ended 31-Dec 2007
FINANCIAL:			
Petroleum sales before royalties	**1,154**	627	**3,412**
Funds Flow From Operations ("FFFO") [1]	**469**	263	**1,319**
FFFO per share ($/basic share)	**3.02**	1.70	**8.49**
FFFO per share ($/diluted share)	**2.86**	1.70	**8.38**
Net income	**240**	79	**482**
Earnings per share ($/basic share)	**1.54**	0.51	**3.10**
Earnings per share ($/diluted share)	**1.51**	0.51	**3.09**
Weighted average common shares outstanding (millions)	**156**	155	**155**
Cash dividend per share (CDN$/basic share)	**0.10**	0.05	**0.20**
Total assets	**4,178**	3,113	**3,759**
Capital expenditures, net of dispositions	**340**	216	**1,225**
Total long-term liabilities	**1,685**	1,097	**1,457**
OPERATIONAL:			
Average gross working interest oil production (Mbbl/d):			
Nigeria	**109.7**	97.9	**104.5**
Gabon	**29.4**	18.2	**21.4**
Total	**139.1**	116.1	**125.9**
Prices, expenses and netbacks ($/bbl):			
Nigeria			
Average realized price	**97.02**	58.48	**73.59**
Operating expense	**7.43**	6.55	**6.01**
Operating netback	**71.98**	43.20	**53.81**
Gabon			
Average realized price	**91.89**	54.81	**69.68**
Operating expense	**10.85**	13.74	**10.18**
Operating netback	**74.60**	37.21	**53.07**

The following changes occurred between the first quarter ("Q1") 2008 and Q1 2007:

- Petroleum sales increased by $527 million or 84%; the increase relates mostly to higher crude prices as well as higher production.
- FFFO amounted to $469 million, an increase of $206 million or 78% as a result of the higher sales volumes, sales prices and operating cash flows.
- Net income increased by $161 million or 204%, as sales increased at a significantly greater rate than associated operating and depletion costs.
- Total assets increased by $1,065 million or 34% primarily due to development drilling in Nigeria and Gabon which is related to the rise in proved reserves from 182.0 MMbbl at December 31, 2006 to 233.3 MMbbl at December 31, 2007.
- Average gross working interest oil production increased by 23.0 Mbbl/d or 20% resulting from development drilling operations.
- Average operating netback for Nigerian crude oil is $71.98/bbl, an increase of 67% due to higher average sales prices.
- Average operating netback for Gabonese crude oil is $74.60/bbl, an increase of 100% due to the higher average realized sales prices and lower operating expenses per barrel from higher production.
- Average daily sales were 132.1 Mbbl/d with an increase of 7.0 Mbbl/d or 0.6 MMbbls to oil inventory.

[1] Refer to page 24 for reconciliation between FFFO and Cash Flows from Operating Activities

First Quarter 2008 Operational Update

HIGHLIGHTS

During Q1 2008, Addax Petroleum's gross working interest oil production averaged 139.1 Mbbl/d, a record quarterly production rate for Addax Petroleum. Drilling activity was at high levels with a total of 16 development, exploration and appraisal wells during the quarter. Operational and new business highlights for Q1 2008 include:

- Gross working interest oil production increased to 139.1 Mbbl/d, an increase of 20% over Q1 2007 and a 2% increase over Q4 2007; production performance is in line with the 2008 guidance of between 140 and 145 Mbbl/d;
- Eight drilling rigs operated by Addax Petroleum, a total of 10 development wells drilled and a further 6 exploration and appraisal wells drilled;
- Exploration and appraisal success in OML123 and OML137, offshore Nigeria and at Taq Taq in the Kurdistan Region of Iraq; and
- Acquisition of an exploration license area, Iroko, offshore Cameroon

NEW BUSINESS

On April 3, 2008, Addax Petroleum signed a Production Sharing Contract ("PSC") with the Republic of Cameroon, relating to the Iroko exploration license area. Under the PSC, Addax Petroleum acquired a 100% interest in the Iroko license area and is the operator. The Société Nationale des Hydrocarbures, the national oil company of Cameroon, holds a back-in-right of 30% in case of a development. In consideration for its interest in Iroko, Addax Petroleum is obligated to pay a signature bonus of $3 million and undertake, within the first three years, a minimum work program valued at $18 million, which includes the acquisition of 3D seismic data and the drilling of one well.

The Themis Marin exploration license was relinquished during Q1 2008. The net book value of this property, which is not significant, has been added to the Gabon depletion pool.


N
CAMEROON
Ngosso
Iroko
0 5 10 20 30 40

PRODUCTION AND DEVELOPMENT OPERATIONS

Addax Petroleum's production and development operations take place in Nigeria and Gabon. In addition, Addax Petroleum has appraisal and initial development activities at Taq Taq in the Kurdistan Region of Iraq.

NIGERIA

In Nigeria, Addax Petroleum's production and development operations take place on the offshore OML123 and OML126 license areas and the onshore OML124 license area. Addax Petroleum operates and holds 100% working interests in all these license areas. Gross working interest production in Nigeria averaged 109.7 Mbbl/d in Q1 2008, an increase of 12% over Q1 2007 and a slight decrease from 111.4 Mbbl/d in Q4 2007.

Throughout Q1 2008, Addax Petroleum continued to operate five drilling rigs: three jack-up rigs on OML123, one semi-submersible on OML126 and one land rig on OML124. Development drilling activity comprised drilling three new development wells, one oil production well on OML124 and one oil

production well and one water injection well on OML123. A total of two new oil production wells were placed on production in the quarter which were the wells drilled in the quarter.

GABON

In Gabon, Addax Petroleum's production and development operations are (i) onshore, comprising the Addax Petroleum operated Maghena, Panthere NZE and Rembouè and the non-operated Awoun license areas and (ii) offshore, the non-operated Etame Marin license area. Gross working interest production in Gabon averaged 29.4 Mbbl/d in Q1 2008, an increase of 61% over Q1 2007 and an increase of 19% from 24.8 Mbbl/d in Q4 2007.

During Q1 2008, Addax Petroleum operated two drilling rigs on the Tsiengui field in the onshore Maghena license area and drilled five development wells comprising four oil production wells and one gas injection well. Of the four new oil production wells drilled, two were placed on production in the quarter with the other two being put onto production next quarter. Additionally, Shell continues with the development of the Koula field, where two new oil production wells were successfully drilled; production start-up from the Koula development is expected towards the end of 2008.

KURDISTAN REGION OF IRAQ

An early production system is under construction and Addax Petroleum is targeting to commence commercial oil production attributable to its working interest in the second half of 2008.

During January 2008, the results of the fifth appraisal and development well (TT-09) on the Taq Taq field were announced. Two reservoir intervals were tested separately and flowed at an aggregate rate of 16,170 bbl/d of light oil, measured gravity of 48 degrees API with low gas oil ratio. Testing had commenced during mid-December 2007. Evaluation of the flow rates is ongoing. Addax Petroleum aims to produce its first commercial oil at Taq Taq in the second half of 2008.

In February 2008, Addax Petroleum signed an Amended Revised Taq Taq PSC. The Amended Revised Taq Taq PSC was entered into in order to conform the Revised Taq Taq PSC to the model Production Sharing Agreement published by the Kurdistan Regional Government, and gives the Kurdistan Regional Government the right to a 20% interest. Addax Petroleum's total interest, before back-in, is 45%. The Amended Revised Taq Taq PSC has a term of 20 years effective from February 26, 2007 with an automatic right of extension for an additional five years.

The most significant changes to the terms of the Amended Revised Taq Taq PSC include:

- the combination of previously separate terms for the Taq Taq and Kewa Chirmila areas, including the synchronization of the government back-in rights at up to 20%,
- a reduction in the maximum Cost Oil recoverable in a given year, which is partially offset by an effective increase through an interim period that accelerates the recovery of the initial capital investment by the Contractor; and
- the introduction of an "R factor" in the Profit Oil calculation, which adjusts the financial returns to the Contractor and Government based on relative level of cumulative capital spending and cumulative revenue.

The ultimate financial impact of the amendments to the terms of the Taq Taq PSC is dependent on operational outcomes, including reserve, production and cost levels. However, Addax Petroleum believes that under most of the likely scenarios and considering the further exploration potential of the PSC area, the amendments do not result in a material change to the financial or operational interests of Addax Petroleum.

EXPLORATION AND APPRAISAL OPERATIONS

Addax Petroleum has significant exploration potential in all of its license areas and has planned a long-term and continuous exploration program. In Q1 2008, Addax Petroleum's exploration and appraisal activities concentrated on exploration and appraisal drilling offshore Nigeria, onshore or offshore Gabon, Cameroon and at Taq Taq and seismic acquisition onshore Gabon.

NIGERIA

In Nigeria in the first quarter, Addax Petroleum successfully undertook appraisal drilling on OML123 and OML137.

In OML123, two wells were successfully appraised in the Kita Marine and Oron West fields respectively, the results of which are presently being incorporated into field development options. The KTM-6 well successfully appraised the Kita Marine area in the northern part of OML123 block which has not previously had production. A well was successfully appraised as an extension to the producing Oron West field.

In OML137, two successful appraisal wells were drilled on the Ofrima North discovery. The Ofrima-3A well confirmed the western extension of the oil reservoir discovered by the Ofrima-2 well drilled in 2007 and the Ofrima-3 well discovered 62 feet of oil and 92 feet of liquids-rich gas in deeper horizons. Development planning studies for Ofrima North are underway.

GABON

In Gabon during Q1 2008, Addax Petroleum participated in the unsuccessful THAM-1 exploration well drilled by a third party to test the Admiral prospect on the Themis Marin offshore license area. The Themis Marin license was subsequently relinquished with all work commitments completed. In onshore Gabon, Addax Petroleum continues to acquire development and exploration seismic in its operated Remboué license area.

CAMEROON

Exploration drilling on the Ngosso license started in Q1 2008 and should be completed by late April or early May.

KURDISTAN REGION OF IRAQ

During Q1 2008, the TT-08 step-out well in the Taq Taq field was drilled and together with the TT-09 well, which was drilled in late 2007, were successfully flow tested. The TT-08 and TT-09 wells tested at individual well aggregate flow rates of 35,750 and 16,170 barrels per day respectively. Through TTOPCO, a joint venture operating company formed by Addax Petroleum and its Taq Taq partner Genel Energi, Addax Petroleum plans to import a second, larger drilling rig and commence exploration drilling at the Kewa Chirmila prospect and deeper horizons at Taq Taq in mid-year.

GULF OF GUINEA, DEEPWATER

During Q1 2008, Addax Petroleum continued to conduct technical studies evaluating the exploration prospect drilling locations of its deep water license areas in the JDZ between Sao Tome and Principe and Nigeria and in OPL291, offshore Nigeria.

First Quarter 2008 Financial Update

Events which have affected Addax Petroleum's financial condition since the audited consolidated financial statements for the year ended December 31, 2007 and the 2007 Annual MD&A are provided below.

Addax Petroleum acquired a 100% operating interest in the Iroko license area, Cameroon subsequent to Q1 2008 and for which it is obligated to pay a signature bonus of $3 million and a minimum work program valued at $18 million over the next three years.

DIVIDENDS DECLARED

For shareholders of record as of March 6, 2008, a dividend of CDN $0.10 per share was declared and was paid on March 20, 2008. Addax Petroleum declared a dividend of CDN$0.10 per share payable on June 12, 2008 to shareholders of record on May 29, 2008.

In accordance with Canada Revenue Agency Guidelines, dividends paid by Addax Petroleum during the period are eligible dividends.

License Areas


Taq Taq
Kewa Chirmila
IRAQ
OML 124
NIGERIA
OML 123
Ngosso
Iroko
Okwok
OML 137
OML 126
OPL 291
CAMEROON
Block 1
Block 2
Block 3
Block 4
JDZ
EQUATORIAL GUINEA
ATLANTIC OCEAN
Kiarsseny
SAO TOME & PRINCIPE
Rembouė
Epaemeno
GABON
Awoun
Maghena
Panthere NZE
Iris Marin
Ibekella
Etame Marin
CONGO
N
0 25 50 100 150 200
Kilometers

Production

Production has increased overall in Q1 2008 by 20% compared to Q1 2007 from 116.1 Mbbl/d to 139.1 Mbbl/d. This trend is consistent with both 2006 and 2007 and is the result of the continuing development drilling activities. Approximately 42% of Addax Petroleum's production in Q1 2008 is from offshore OML123 (Q1 2007: 44%) and 31% (Q1 2007: 36%) is from offshore OML126 blocks, both in Nigeria. Gabon contributed 21% to Q1 2008 production (Q1 2007: 16%).


Average Production
Gabon
Nigeria
160
140
120
100
80
60
40
20
-
(Mbbl/d)
2002
2003
2004
2005
2006
2007
Q1 2008
Annual 2002 - 2007, Year-to-date Q1 2008

Addax Petroleum's average gross working interest production for each license area was as follows:

Average gross working interest oil production *(Mbbl/d)*	**Three months ended** **31-Mar 2008**	31-Mar 2007	**Year ended 31-Dec 2007**
Nigeria			
OML123	**58.6**	50.8	**55.9**
OML126	**43.7**	41.3	**41.2**
Subtotal – Offshore Nigeria	**102.3**	92.1	**97.1**
OML124	**7.4**	5.8	**7.4**
Subtotal – Offshore and Onshore Nigeria	**109.7**	97.9	**104.5**
Gabon			
Panthere NZE	**1.6**	2.9	**2.5**
Maghena	**19.1**	8.3	**11.8**
Awoun	**1.1**	--	--
Remboué	**0.6**	0.7	**0.7**
Subtotal – Onshore Gabon	**22.4**	11.9	**15.0**
Etame - Offshore	**7.0**	6.3	**6.4**
Subtotal – Offshore and Onshore Gabon	**29.4**	18.2	**21.4**
Total	**139.1**	116.1	**125.9**

NIGERIA


Producing Well Count, Nigeria
Mar-07
Dec-07
Mar-08
60
50
40
30
20
10
-
54
59
52
12
13
13
16
18
19
OML123
OML126
OML124

OML123

Production in OML123 increased by 7.8 Mbbl/d or 15% in Q1 2008 compared to Q1 2007. There were 13 new wells brought on production between Q2 2007 and Q4 2007 as well as an additional new well brought on during Q1 2008. Additionally, some high gas and water producing wells have been shut in.

OML126

In Q1 2008, OML126 production was 6% higher than in Q1 2007, an increase of 2.4 Mbbl/d. There were no new wells brought on production during Q1 2008. One new producing well was brought on production between Q2 2007 and Q4 2007.

OML124

OML124 production rose by 1.6 Mbbl/d or 28% compared to Q1 2007. One additional well was brought on production during Q1 2008.

GABON

Producing Well Count, Gabon


Mar-07
Dec-07
Mar-08
30
25
20
15
10
5
-
8
7
7
13
21
26
-
1
1
7
6
6
6
6
6
Panthere NZE
Maghena
Awoun
Remboué
Etame

Gabon produced an average of 29.4 Mbbl/d in Q1 2008, an increase of 11.2 Mbbl/d or 62% from Q1 2007. The Coucal export facility, operated by a third party, has experienced operational difficulties since Q2 2007 and imposed production constraints on Addax Petroleum's production. Addax Petroleum has since adjusted the crude composition through chemical injections lifting the restriction to 27,000 bbl/d from late January to date. During Q1 2008 the physical production was not affected by this restriction as volumes were below 27,000 bbl/d. This limit is expected to be increased further to 30,000 bbl/d later in 2008, dependent upon the crude oil composition quality.

MAGHENA, PANTHERE NZE AND AWOUN

Oil from the Maghena, Panthere NZE and Awoun license areas is transported through the same Coucal pipeline facility as discussed above. During Q1 2008, five new wells were added in Maghena and none in Panthere NZE. Production decreased in Panthere NZE during Q1 2008 compared to Q1 2007, given the natural decline in reserves without any additional production wells during Q1 2008. One well in the Awoun license was brought on production during December 2007 which was the first production from this license.

Addax Petroleum has a 92.5% working interest and is the operator in the Maghena and Panthere NZE licenses. A third party operates the Awoun PSC, for which Addax Petroleum has a 40% working interest. Addax Petroleum is currently operating a well drilled at Tsengui West in the Awoun license area.

REMBOUÉ

During Q1 2008, production remained consistent with Q1 2007 as there were no new producing wells brought on production. Addax Petroleum has a 92% working interest in this license and is the operator.

ETAME

Etame production increased by 0.7 Mbbl/d or 11% over Q1 2007. The Floating Production, Storage and Offloading ("FPSO") facility experienced capacity constraints resulting in restricted production during 2007. The third party operator announced in October 2007 that it entered into an agreement regarding the extension of the lease period for the FPSO whereby the joint venture consortium will pay for certain upgrades to the FPSO's water treatment capacity allowing capacity to gradually increase during Q4 2007 and into 2008. The upgrade is expected to be finished during the summer of 2008. Addax Petroleum has a 31.36% non-operated working interest in the Etame license.

Crude Oil Marketing and Prices

During Q1 2008, Addax Petroleum continued to produce and sell crude oil from its three existing streams in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OML126) and five streams in Gabon: Panthere NZE (Obangue field), Maghena (Tsiengui field), Remboué, Awoun (Tsengui West field) and Etame. Awoun commenced production in December 2007; however none of the production from Awoun was sold until January 2008. Summarized below are the periods' average realized sales prices and effective premiums or discounts relative to the Dated Brent Benchmark Price for each producing region and for material individual streams.

Average realized sales prices and effective *(US$/bbl)*	**Three months ended 31-Mar 2008**	31-Mar 2007	**Year ended 31-Dec 2007**
Average Dated Brent Benchmark Price	**96.90**	57.75	**72.52**
Nigeria Total			
Average Premium (Discount)	**0.82**	1.20	**0.40**
Average Realized Sales Price	**97.02**	58.48	**73.59**
OML123			
Average Premium (Discount)	**(2.71)**	(1.64)	**(2.15)**
Average Realized Sales Price	**94.01**	55.60	**71.74**
OML126			
Average Premium (Discount)	**3.28**	3.04	**3.53**
Average Realized Sales Price	**99.16**	60.25	**75.39**
Gabon Total			
Average Premium (Discount)	**(5.18)**	(3.06)	**(3.76)**
Average Realized Sales Price	**91.89**	54.81	**69.68**
Onshore			
Average Premium (Discount)	**(5.53)**	(3.44)	**(5.16)**
Average Realized Sales Price	**91.52**	54.54	**69.07**
Offshore			
Average Premium (Discount)	**(4.13)**	(2.39)	**(0.43)**
Average Realized Sales Price	**92.98**	55.27	**71.11**
Total	**96.03**	57.86	**72.94**

Note: The Average Dated Brent Benchmark Price represents the average of monthly values for the period referenced. Individual sales prices are expressed as differentials to Dated Brent based on the actual timing of lifting which is at varying times over the period. Accordingly, the difference between the actual Average Realized Prices and Average Dated Brent Benchmark Prices may not correspond to the actual Average Premium (Discount) to Brent Crude. The average realizations for Nigeria and Gabon are weighted by volume of the relevant grades. The OML124 average realized sales price and average premium (discount) is included in the Nigerian Total, however not shown separately, due to materiality.

During Q1 2008, the spot price of the international crude oil benchmark Dated Brent has more than doubled since the low-point of mid-January 2007, when the market reached approximately $50/bbl. The upward trend has, however, experienced price reversals at times, particularly during August 2007, reflecting changing confidence in the markets.

In former times a price rise on this scale over a relatively short period of time would have provoked economic concerns, but the developed economies of the Organization for Economic Co-operation and Development ("OECD") are less energy-intensive than in the 1970s or 1980s, while the expansion of developing economies such as China and India seems sufficiently robust to bear rising energy costs; at least in the short-term. It should also be noted that the weak US Dollar has meant that buyers of crude in other currencies, such as the Euro, have seen less severe price hikes. This "de-coupling" from the US economy has helped maintain positive sentiment.

Opinion remains divided as to the true strength of the oil market. There are clearly signs of speculative interest boosting prices from time to time, as commodities such as energy, agricultural products and metals appear to offer better returns than the conventional financial markets of equities and bonds.

As the US currency fluctuated during Q1 2008, there were often corresponding but opposing swings in spot oil prices on the same day. This implies that position-takers might leave the energy sector to take profits, and thus remove price support at some point in the future, perhaps quite abruptly.

There has been some lessening of geopolitical tensions since the political upheavals in Pakistan at the start of 2008, and oil production in Iraq has been steadily rising. However, if there is fresh instability in the Middle East or in West Africa, it will swiftly translate into a price spike.

Fundamentals remain supportive, as the Organization of the Petroleum Exporting Countries ("OPEC") decided in March 2008 against any formal increase in output in the face of record-breaking prices. Marginal demand destruction within the OECD markets, though real, is not yet on a scale that offsets Asian demand growth.

Supply and demand balance is accomplished through movement of inventories (whether of crude or refined products) resulting in reasonably steady stock levels over Q1 2008 as a whole. An actual (as distinct from anticipated) downturn in demand would first appear as a build in inventories.

As absolute prices have risen, there has been some increase of grade differentials. Crude oils that have traditionally been discounted to the Dated Brent benchmark have seen those discounts widen, while higher value grades have seen premiums sustained or even slightly increased. The realised prices for Addax Petroleum during Q1 2008 broadly reflect that pattern.

Traditionally, the second quarter is a period of relative price weakness, but April 2008 has already seen a string of new record highs in both absolute and inflation-adjusted terms. However refinery margins are not entirely robust, and growing talk of a US recession could begin to erode confidence. With financial market turmoil continuing, prices are thought likely to remain volatile.

NIGERIA

OML123 crude is exported as the Antan Blend and crude from OML124 is commingled with crude oil from several third party oil fields resulting in a blend called Brass River Blend. OML126 crude is exported as the Okwori Blend.

GABON

Maghena, Panthere NZE and Awoun are all sold at prices based on Rabi light with a quality discount. Remboué sales prices are based on the average Dated Brent for the 5 day period after the lifting less a discount. Etame sales prices in a given month are based on that month's average dated Brent less the relevant discount for either Rabi or Rabi light crude. The Etame sales contract for 2008 was awarded to another seller, and the discount to Brent is higher than the 2007 discount.

Petroleum Sales and Sales Volumes

Petroleum sales are reported on the basis of oil volumes sold before royalties and exclude any volumes held as inventory or underlift at the end of the period. Overlifts are accounted for as deferred income on the balance sheet. Inventory held as at March 31, 2008 in Nigeria was 966 Mbbl compared with 1,374 Mbbl at March 31 2007 and 681 Mbbl at December 31, 2007. Gabon had 519 Mbbl of inventory at March 31, 2008 compared to 85 Mbbl at March 31 2007 and 199 Mbbl at December 31, 2007. The petroleum sales volumes, revenues and mixes are as set out in the tables below:

Petroleum Sales	**Revenues**		**Sales Volumes (MMbbl)**		**Volume %**	
(US$ million, MMbbl or %, as indicated)			**Three months ended**			
	31-Mar 2008	31-Mar 2007	**31-Mar 2008**	31-Mar 2007	**31-Mar 2008**	31-Mar 2007
Nigeria						
OML123	**521**	203	**5.5**	3.6	**46%**	34%
OML126	**354**	288	**3.6**	4.8	**30%**	44%
Subtotal – Offshore	**875**	491	**9.1**	8.4	**76%**	78%
OML124 - Onshore	**66**	35	**0.6**	0.5	**5%**	5%
Subtotal – Nigeria	**941**	526	**9.7**	8.9	**81%**	83%
Gabon						
Onshore	**159**	64	**1.7**	1.2	**14%**	11%
Offshore	**54**	37	**0.6**	0.7	**5%**	6%
Subtotal – Gabon	**213**	101	**2.3**	1.9	**19%**	17%
Total	**1,154**	627	**12.0**	10.8	**100%**	100%

Petroleum Sales	**Revenues**	**Sales Volumes (MMbbl)**	**Volume %**
(US$ million, MMbbl or %, as indicated)	**Year ended 31-Dec 2007**	**Year ended 31-Dec 2007**	**Year ended 31-Dec 2007**
Nigeria			
OML123	**1,447**	**20.2**	**43%**
OML126	**1,195**	**15.9**	**34%**
Subtotal – Offshore	**2,642**	**36.1**	**77%**
OML124 - Onshore	**225**	**2.9**	**6%**
Subtotal – Nigeria	**2,867**	**39.0**	**83%**
Gabon			
Onshore	**380**	**5.5**	**12%**
Offshore	**165**	**2.3**	**5%**
Subtotal – Gabon	**545**	**7.8**	**17%**
Total	**3,412**	**46.8**	**100%**

Note: Percentages are calculated using un-rounded volumes.

Sales revenues increased in relation to Nigerian properties given the rising production levels and higher Q1 2008 average sales prices, compared to Q1 2007. Gabon revenues increased due to the higher average sales and rising production levels in Maghena (onshore) and Etame (offshore), which was partially offset by lowering production levels in Panthere NZE and Remboué (both onshore) due to the natural decline of reserves as no new wells have been drilled. In order to counter this decline, drilling in Panthere NZE as well as the installation of more effective artificial lift methods is planned for later in 2008. A workover campaign on Remboué commenced in April 2008 and is intended to improve production volumes.

Royalties

Royalties (US$ millions)	**Three months ended 31-Mar 2008**	31-Mar 2007	**Year ended 31-Dec 2007**
Nigeria – OML123/OML124			
Royalty Oil	**47**	18	**130**
NNPC's share of Profit Oil	**50**	11	**131**
Other	**23**	11	**100**
Royalties – Nigeria OML123/124	**120**	40	**361**
Nigeria – OML126			
Royalty Oil	**18**	16	**62**
NNPC's share of Profit Oil	**18**	16	**68**
Other	**15**	6	**45**
Royalties – Nigeria OML126	**51**	38	**175**
Gabon - Onshore			
Royalty Oil	**16**	3	**25**
Government share of Profit Oil	**(16)**	(5)	**(30)**
Other	**(1)**	--	**7**
Royalties – Gabon onshore	**(1)**	(2)	**2**
Gabon - Offshore			
Royalty Oil	**9**	6	**25**
Government share of Profit Oil	**7**	3	**21**
Other	**--**	--	**2**
Royalties – Gabon offshore	**16**	9	**48**
Total	**186**	85	**586**
Royalties as a percentage of sales revenue from each location:			
Nigeria total	**18%**	15%	**19%**
OML123/124	**20%**	17%	**22%**
OML126	**15%**	13%	**15%**
Gabon total	**7%**	7%	**9%**
Onshore	**-1%**	-3%	**1%**
Offshore	**30%**	24%	**29%**
Royalties/bbl :			
Nigeria total	**17.61**	8.73	**13.77**
OML123/124	**19.49**	9.61	**15.62**
OML126	**14.39**	7.95	**11.07**
Gabon total	**6.44**	3.86	**6.43**
Onshore	**(0.66)**	(1.71)	**0.45**
Offshore	**27.58**	13.30	**20.64**
Total	**15.45**	7.97	**12.54**

In Nigeria, royalties are comprised of Royalty Oil, Nigeria National Petroleum Corporation's ("NNPC") share of Profit Oil, and Other which includes Niger Delta Development Corporation ("NDDC") levy, Education Tax, and the Cost Penalty Arrangement. For the Okwori field, in the OML126 block, a profit share royalty is paid to one of the previous license holders of OML126, as part of the farmout agreement and included in Other. Profit Oil is the amount remaining after deducting royalties, production costs and taxes and is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production. Included in the Q1 2008 figures are accruals for NNPC audit findings currently under

discussion and a Federal Board of Inland Revenue administration proceeding. Additional accruals made in Q1 2008 total $5 million; $3 million for OML123/124 and $2 million for OML126 (Q1 2007: $nil). The average royalties as a percentage of sales increased in OML123/124 by 3% compared to Q1 2007. This increase is due to OML124's production growth which triggered a higher royalty rate, as well as an additional $3 million FPSO customs duty for which the contract's initial exemption period expired.

The Nigerian royalties in relation to sales have increased primarily due to OML123/124's rising production levels for which a greater proportion of barrels are allocated to NNPC. Nigerian fiscal terms have incremental NNPC profit oil rates based on production volume.

In Gabon, royalties include Royalty Oil, Government share of Profit Oil and Other which is comprised of contributions to the Domestic Market Obligation for consumption needs of the Gabonese domestic market and the Hydrocarbon Support Fund created for the purpose of developing petroleum research in Gabon, as per the PSCs. The Government share of Profit Oil includes any Profit Oil payments in excess of the taxes payable at the Gabonese statutory rate (35%) and is recorded as a deduction from royalties. Royalty Oil is determined in accordance with the applicable PSC and is levied on petroleum sales, using incremental rates based on sales volumes, in accordance with each licence's PSC.

Overall Gabon Royalties have remained consistent compared to sales at 7% between Q1 2008 and Q1 2007. The onshore licenses have carry forward capital expenditure balances (i.e., cost pools) which have not yet been deducted for tax purposes as deductibility is capped based on production volumes according to the PSCs. Therefore, the maximum 'capped' tax deductions have been used which have lowered the Government share of Profit Oil. However, Maghena fully deducted its cost pool balances in March 2008 and going forward the Government Share of Profit Oil will move to a positive position. The offshore Government Share of Profit Oil is in a positive position as it has low recoverable costs pools available resulting in lower tax deductions given it has been producing for more years.

Gabon onshore Royalty Oil relative to revenues has averaged 10% in Q1 2008 compared to 5% in Q1 2007 given the rise in overall production in the Maghena license, which has triggered a higher royalty rate. Offshore Royalty Oil relative to revenues has remained consistent in Q1 2008 compared to Q1 2007 mainly because the production rate per day has remained within the same royalty range.

ADDAX PETROLEUM

Operating Expenses

The operating expenses presented below include costs relating to production, transportation and selling for both Nigerian and Gabonese operations.

Operating Expenses	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(US$ millions)	2008	2007	2007
Nigeria			
OML123/124	52	38	163
OML126	20	21	71
Total – Nigeria	72	59	234
Gabon			
Onshore	21	20	65
Offshore	4	5	15
Total – Gabon	25	25	80
Total	97	84	314
Per barrel sold (US$/bbl)			
Nigeria total	7.43	6.55	6.01
OML123/124	8.57	9.06	7.04
OML126	5.47	4.26	4.50
Gabon total	10.85	13.74	10.18
Onshore	12.00	17.16	11.71
Offshore	7.42	7.39	6.58
Total	8.09	7.84	6.70

In general, given the trend of rising oil prices for the oil industry as a whole, the greater demand for associated equipment and services is pushing up related costs. Addax Petroleum attempts to mitigate this rise in operating costs through competitive bidding and long term contracts, however increased operating costs remains a challenge to operating expenses. Additionally, the Naira has appreciated 11% against the US$ from Q1 2007 to Q1 2008. This has increased the operating expenses by $5 million.

OML 123/124 operating costs have increased by $14 million or 37% in Q1 2008 compared to Q1 2007. This rise is caused primarily from the following factors, higher mobile production unit day rates ($2 million), higher vessel lifting costs ($2 million), well workover maintenance and recompletion perforation work ($2 million), drag reducer chemicals ($2 million), higher third party maintenance staff rates ($1 million) and higher tariff costs due to additional onshore production ($1 million).

Gabon's Q1 2008 operating costs per barrel have decreased compared to Q1 2007 by 21% or $2.89/bbl as certain fixed costs are spread over the higher production levels.

Operating Netbacks

Operating netbacks is not a Generally Accepted Accounting Principles ("GAAP") measure and represents the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. The components of operating netbacks are shown below:

Operating Netbacks	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$/bbl)	**2008**	2007	**2007**
Nigeria - OML123/124			
Average Realized Sales Price	**95.77**	56.48	**72.36**
Royalties	**(19.49)**	(9.61)	**(15.62)**
Net Sales	**76.28**	46.87	**56.74**
Operating Expenses	**(8.57)**	(9.06)	**(7.04)**
Operating Netback, before tax - OML123/124	**67.71**	37.81	**49.70**
Nigeria - OML126			
Average Realized Sales Price	**99.16**	60.25	**75.39**
Royalties	**(14.39)**	(7.95)	**(11.07)**
Net Realized Sales Price	**84.77**	52.30	**64.32**
Operating Expenses	**(5.47)**	(4.26)	**(4.50)**
Operating Netback, before tax - OML126	**79.30**	48.04	**59.82**
Nigeria - TOTAL			
Average Realized Sales Price	**97.02**	58.48	**73.59**
Royalties	**(17.61)**	(8.73)	**(13.77)**
Net Sales	**79.41**	49.75	**59.82**
Operating Expenses	**(7.43)**	(6.55)	**(6.01)**
Operating Netback, before tax - Nigeria	**71.98**	43.20	**53.81**
Gabon - Onshore			
Average Realized Sales Price	**91.52**	54.54	**69.07**
Royalties	**0.66**	1.71	**(0.45)**
Net Sales	**92.18**	56.25	**68.62**
Operating Expenses	**(12.00)**	(17.16)	**(11.71)**
Operating Netback, before tax - Gabon Onshore	**80.18**	39.09	**56.91**
Gabon - Offshore			
Average Realized Sales Price	**92.98**	55.27	**71.11**
Royalties	**(27.58)**	(13.30)	**(20.64)**
Net Sales	**65.40**	41.97	**50.47**
Operating Expenses	**(7.42)**	(7.39)	**(6.58)**
Operating Netback, before tax - Gabon Offshore	**57.98**	34.58	**43.89**
Gabon - TOTAL			
Average Realized Sales Price	**91.89**	54.81	**69.68**
Royalties	**(6.44)**	(3.86)	**(6.43)**
Net Sales	**85.45**	50.95	**63.25**
Operating Expenses	**(10.85)**	(13.74)	**(10.18)**
Operating Netback, before tax - Gabon	**74.60**	37.21	**53.07**

Operating Netbacks	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$/bbl)	**2008**	2007	**2007**
Total Addax			
Average Realized Sales Price	**96.03**	57.86	**72.94**
Royalties	**(15.45)**	(7.97)	**(12.54)**
Net Sales	**80.58**	49.89	**60.40**
Operating Expenses	**(8.09)**	(7.84)	**(6.70)**
Total	**72.49**	42.05	**53.70**

In Nigeria, operating netbacks have increased in Q1 2008 from Q1 2007 by $28.78/bbl (67%) given higher average realized sales prices of 66%. In Gabon, operating netbacks are $37.39/bbl (100%) higher than during Q1 2007 due to a combination of higher sales prices (68%) and lower operating costs per barrel (-21%) offset by higher royalties (67%) which are based on production volume.

Depletion, Depreciation and Accretion

The costs of oil and natural gas properties are depleted on a unit-of-production basis by country cost pool, based on Addax Petroleum's share of gross estimated proved reserves (Addax Petroleum's share before royalties) for that pool. Addax Petroleum currently has two producing cost pools – Nigeria and Gabon.

The proved reserves used to calculate Depletion, Depreciation and Accretion ("DD&A") for Q1 2008 were based on the estimate of proved reserves at December 31, 2007, as evaluated by Netherland, Sewell & Associates, Inc. ("NSAI"), Addax Petroleum's qualified, independent reserves evaluator (see Addax Petroleum's AIF for the petroleum reserves tables and other oil and gas information).

DD&A	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ millions, unless otherwise stated)	**2008**	2007	**2007**
Depletion			
Nigeria	**94**	91	**418**
Gabon	**36**	36	**141**
Total Depletion	**130**	127	**559**
PER BARREL SOLD ($/bbl):			
Nigeria	**9.60**	10.18	**10.73**
Gabon	**15.67**	19.55	**17.98**
Total Depletion	**10.77**	11.89	**11.94**
Accretion of asset retirement obligation			
Nigeria	**2**	--	**7**
Gabon	**1**	1	**2**
Total Accretion	**3**	1	**9**
Depreciation			
Corporate and Other	**3**	3	**13**
Total Depreciation	**3**	3	**13**
Total	**136**	131	**581**

In Nigeria, depletion decreased by $0.58/bbl (6%) in Q1 2008 compared with Q1 2007 which was due to significantly increased proved reserves per NSAI's reserves estimate which lowered the overall depletion per barrel.

The Gabon depletion per barrel decreased by $3.88/bbl (20%) compared to Q1 2007. The depletion per barrel was reduced due to additional proved reserves.

Corporate Expenses

Corporate expenses include items that do not relate to the operation of individual production streams. Shown below are general and administrative ("G&A") expenses mainly incurred by corporate services, pre-acquisition costs which are recognized in the income statement until licenses are in place, the cost of employee share-based compensation and finance expenses.

Corporate Expenses	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ millions, unless otherwise stated)	**2008**	2007	**2007**
General and administrative	**9**	7	**31**
G&A per barrel sold	**0.78**	0.66	**0.67**
Pre-acquisition and other expenses			
New venture costs - Nigeria	**1**	--	**9**
New venture costs - Other	**5**	4	**8**
Other expense	**--**	--	**14**
Total pre-acquisition and other expenses	**6**	4	**31**
Share-Based Compensation	**7**	6	**36**
Earnings per share impact ($/basic share)	**0.05**	0.04	**0.23**
Finance Expenses			
Interest	**25**	18	**98**
Foreign exchange (gain) loss	**(4)**	1	**6**
Other income	**(1)**	(1)	**(4)**
Total finance expenses	**20**	18	**100**
Total	**42**	35	**198**

GENERAL AND ADMINISTRATIVE

G&A costs increased during Q1 2008 compared to Q1 2007 by $2 million or 29% primarily for new corporate staff, office expansion and employee related costs to manage and support the growth of Addax Petroleum's operations. This increase was offset somewhat by lower professional services in Q1 2008 compared to those required in Q1 2007 to become compliant with MI 52-109.

PRE-ACQUISITION AND OTHER EXPENSES

Pre-acquisition expenses relate to costs from Addax Petroleum's new venture activity. Related expenditures are charged to the statement of operations prior to Addax Petroleum acquiring rights to a license. These costs include seismic data purchases, studies (in-house and external) and consulting fees. Expenditures have remained consistent between Q1 2008 and Q1 2007.

As mentioned in the 2007 annual MD&A, Addax Petroleum has a claim with its insurers relating to the repair of a third party's ruptured pipeline in OML123 for approximately $13 million; the after tax effect of these costs is $3 million. There are no further updates on the status of this insurance claim.

SHARE-BASED COMPENSATION

Share-based compensation relates to share awards to employees of Addax Petroleum which commenced during the second half of 2006. In 2006, pursuant to the Initial Public Offering, a related party awarded 1,000,000 common shares of Addax Petroleum to directors, officers and employees. 203,031 of the shares granted vested immediately whilst the remaining vest equally over a three year period beginning on grant date. The last instalment of the grant vested in January 2008.

Addax Petroleum has also awarded common shares to officers and other employees as part of a long-term incentive program ("LTIP"). Share awards vest equally over a three year period beginning on grant date. The fair value of common shares granted under the LTIP is determined based on the trading price

of the common shares on the date of the grant and is amortized to share compensation expense over the vesting period. The following shares have been granted under the LTIP:

	Grant date	Total Shares granted	Non-vested shares at 31-Mar, 2008
LTIP 2006	August 2006	599,097	196,107
LTIP 2007	August 2007	1,050,678	689,457

The Q1 2008 charge relates to the amortization of the share-based compensation plans.

FINANCE EXPENSES

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit-of-production basis with the cost pool to which it relates. Interest and debt commitment fees that are not directly attributable to development activities are expensed as incurred. The interest expense in Q1 2008 increased compared to Q1 2007 by $7 million or 39% primarily due to the convertible bonds which were issued in Q2 2007 incurring approximately $5 million of interest expense during Q1 2008. The remaining increase relates to the long-term debt of $975 million at March 31, 2007 compared to $1,125 million at March 31, 2008.

Foreign exchange gains mainly relate to unrealized gains resulting from the mark-to-market valuation of the US$/ Swiss franc ("CHF") foreign exchange forward contracts.

Income Taxes

Income taxes in Nigeria and Gabon are pursuant to the PSCs which govern each property and are affected by fluctuations in prevailing world oil prices, actual operating costs and the amount and timing of capital expenditures. The applicable income tax rate for Addax Petroleum's Nigerian operations is 60% of taxable profit which is calculated as revenues less royalties, non-capital costs, capital depreciation and an investment tax allowance. The corporate income tax rate in Gabon is 35%. Addax Petroleum does not currently incur income taxes in Canada.

Current and Future Income Taxes	Three months ended		Year ended
	31-Mar	31-Mar	**31-Dec**
(US$ millions)	**2008**	2007	**2007**
Current Income Taxes			
Nigeria			
OML123/124	**188**	34	**437**
OML126	**131**	118	**488**
Total – Nigeria	**319**	152	**925**
Gabon			
Onshore	**37**	12	**83**
Offshore	**13**	7	**35**
Total – Gabon	**50**	19	**118**
Other	**--**	1	**2**
Total	**369**	172	**1,045**
Future Income Taxes			
Nigeria			
OML123/124	**64**	39	**190**
OML126	**20**	2	**16**
Total – Nigeria	**84**	41	**206**
Total	**84**	41	**206**

Addax Petroleum pays government profit oil, petroleum profit tax and royalties in Nigeria through government liftings taken-in-kind and with cash in Gabon.

The current income taxes in OML123/124 have increased in Q1 2008 compared to Q1 2007 by $154 million or 453% given higher revenues of 147% without a similar increase in tax deductible operating and capital costs. This resulted in significantly higher taxable income.

Current income tax for OML126 increased by $13 million or 11% in Q1 2008 compared to Q1 2007 due to higher sales revenue of 23% offset by higher tax deductible capital costs related to appraisal drilling expenditures.

Gabon taxes are considered as paid by the Government of Gabon's share of Profit Oil. Profit Oil is presented as current income tax at 35% of profit before income taxes for producing properties. Onshore current tax increased in Q1 2008 by $25 million or 208% compared to Q1 2007 as a result of an increase in revenues of 148% without the equivalent increase in tax deductible costs.

Gabon offshore taxes increased $6 million or 86% in Q1 2008 compared to Q1 2007 relative to rising sales volumes combined with higher average sales prices without the equivalent increase in deductible expenditures.

The future income taxes on OML123/124 have increased in Q1 2008 by $25 million or 64% due to the increase in intangible drilling expenditures which are capitalized in the financial statements, but expensed in calculating taxable income, giving rise to temporary differences. Temporary differences also increased given the lower depletion rate in Q1 2008. The future income taxes on OML126 have risen in Q1 2008 compared to Q1 2007 by $18 million given higher temporary differences arising from the lower accounting depreciation per barrel in Q1 2008 compared to tax depletion.

There are no future income taxes for Gabon because there are no temporary differences related to accounting for income taxes.

Addax Petroleum's income tax filings are subject to audits by taxation authorities. There are audits in progress relating to prior years with items under review, some of which may increase the tax liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, Management believes that adequate accruals have been made for income taxes based on available information.

There is a pending administrative proceeding between Addax Petroleum and the Federal Board of the Inland Revenue, in Nigeria, following audits for the years 2002 to 2004 conducted by the Nigeria Federal Inland Revenue Service. The case relates to income and value added taxes on charges from Addax Petroleum Services to the Addax Nigerian companies, and the valuation of revenue for petroleum profits tax. Addax Petroleum's Management believe it is adequately accrued for in both current tax and royalties.

Capital Expenditures

For Management's purposes, capital expenditures are analyzed by production stream or region and by the type of expenditure. Exploration costs relate to exploration drilling and seismic acquisition and processing.

Capital Expenditure by Area and Type	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(US$ millions)	2008	2007	2007
Nigeria			
OML123/124			
Exploration and appraisal	3	30	42
Development drilling	117	59	401
Facilities	36	29	139
Other	4	4	11
Capital Expenditure - OML123/124	160	122	593
OML126/137			
Exploration and appraisal	54	11	82
Development drilling	5	27	58
Facilities	28	--	63
Other	1	1	6
Capital Expenditure - OML126/137	88	39	209
Other Nigeria			
Okwok - Exploration and appraisal	1	--	9
Okwok - Other	--	2	--
OPL291 - Exploration and appraisal	1	--	2
OPL291 - Other	--	--	--
Capital Expenditure - Other Nigeria	2	2	11
Total Capital Expenditure - Nigeria	250	163	813
Gabon			
Exploration and appraisal	10	5	13
Development drilling	27	15	117
Facilities	23	6	72
Subtotal – Onshore Gabon	60	26	202
Exploration and appraisal	4	2	6
Development drilling	--	1	1
Facilities	2	2	7
Subtotal – Offshore Gabon	6	5	14
Total Capital Expenditure - Gabon	66	31	216
Other Regions / Properties			
Cameroon - Exploration phase	12	2	15
JDZ Blocks 1, 2, 3 and 4 - Exploration phase	2	3	92
Taq Taq - Exploration and appraisal	7	15	83
Other - Corporate	3	2	6
Total Capital Expenditure - Other	24	22	196
Total	340	216	1,225

Capital Expenditure by Activity	Property Acquisition	Exploration and Appraisal	Development Drilling	Development Facilities	Development Other	Total
Nigeria						
OML123/124	--	3	117	36	4	**160**
OML126/137	--	54	5	28	1	**88**
Okwok	--	1	--	--	--	**1**
OPL291	--	1	--	--	--	**1**
Total Nigeria	**--**	**59**	**122**	**64**	**5**	**250**
Gabon						
Onshore	--	10	27	23	--	**60**
Offshore	--	4	--	2	--	**6**
Gabon	**--**	**14**	**27**	**25**	**--**	**66**
Other Regions / Properties						
Cameroon	--	12	--	--	--	**12**
JDZ Blocks	--	2	--	--	--	**2**
Taq Taq	--	7	--	--	--	**7**
Other (Corporate)	--	--	--	--	3	**3**
Total Other	**--**	**21**	**--**	**--**	**3**	**24**
Total Capital Expenditure	**--**	**94**	**149**	**89**	**8**	**340**

With the continued high price of crude oil, the demand for oil industry services and equipment is also heightened, thus increasing capital costs. Addax Petroleum continues to mitigate this upward pressure through means such as competitive bidding procedures and the use of long-term contracts, however, is still experiencing increases in rig rates, well services and facilities' costs which are increasing the costs of exploration and development operations.

Total capital expenditure was 57% higher in Q1 2008 compared with Q1 2007. The increase in drilling costs in OML123/124 is due to four rigs operating in Q1 2008 compared to three rigs in Q1 2007 in addition to increased rig and services rates. There were increased capital expenditures for onshore facilities in Gabon and four additional rigs including two non-operated and a work-over rig. Overall, there was continued exploration, appraisal and development drilling in OML126/137, OML123/124, and Gabon and an increase in the total number of drilling rigs in operation from seven in Q1 2007 to eleven at Q1 2008, including non-operated rigs.

NIGERIA

In Nigeria, capital expenditure totalled $250 million for Q1 2008 compared to $163 million in Q1 2007, an increase of $87 million or 53%. In Q1 2008, development drilling expenditures of $122 million were incurred to bring three new development wells and two oil production wells online as well as one water injection well. OML126 facilities costs of $28 million include flowlines and umbilical equipment to be used for the Okwori Phase 3 well tie-ins. OML137 drilling expenditures are mainly for the Ofrima exploration and appraisal in Q1 2008.

GABON

In Gabon, Q1 2008 costs increased by $35 million or 113% from Q1 2007, of which $12 million related to additional onshore development drilling. An additional two rigs were operating in Q1 2008 in the Maghena and Awoun license areas. Awoun commenced production in December 2007. Increased facilities costs of $17 million reflect the commencement of a new export pipeline south of the Coucal Terminal to the Rabi trunk line facility.

OTHER

Cameroon capital expenditures in Q1 2008 increased by $10 million from Q1 2007, which related to the commencement of the exploration well commitment program on the Ngosso license.

The JDZ Blocks 1, 2, 3 and 4 have incurred costs related to seismic interpretation and reprocessing work, as well as drilling engineering and well planning for the anticipated 2008/09 drilling campaign.

The Taq Taq field costs during Q1 2008, relate to the preparations targeting for early production and for a new rig expected to arrive later in 2008. There was no drilling conducted in Q1 2008. Q1 2007 reflects appraisal and development drilling on the Taq Taq field and costs are therefore $8 million higher than Q1 2008.

There has been Turkish military action in the border region between Turkey and the Kurdistan region of Iraq since February 2008. The situation is under constant review by management.


2008 Capital Expenditure by Country
Nigeria 74%
Gabon 19%
Kurdistan Region of Iraq 2%
Other (JDZ, Cameroon) 5%


2008 Capital Expenditure by Activity
Development Drilling 44%
Other 2%
Facilities 26%
Exploration & Appraisal 28%
Acquisition 0%

Major Capital Projects Going Forward

NIGERIA

In Nigeria, the major upcoming capital expenditure relates to the Adanga North Horst, Oron West and North Oron developments with associated water injection facilities in OML123. In OML126 there will be continued development of the Okwori and Nda fields. There will also be investment to eliminate gas flaring by constructing an infrastructure to supply all produced gas for sale or re-injection.

GABON

In Gabon, the major capital projects relate to the further development of the Tsiengui and Obangue fields in the onshore Maghena and Panthere NZE licenses. A new export line is to be constructed to the Shell Rabi facility in 2008. There is also the development of the Koula field in the Awoun license, which has a planned start-up of 2009 and the Etame license is developing the Ebouri field for tie-in during 2008.

Funds Flow From Operations ("FFFO")

The components of FFFO are set out as follows:

Funds Flow From Operations ("FFFO")	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ millions, unless otherwise stated)	**2008**	2007	**2007**
Net Income	**240**	79	**482**
Adjustments for non-cash items:			
Future income taxes	**84**	41	**206**
DD&A	**136**	131	**581**
Share-based compensation	**7**	6	**36**
Convertible bond interest accretion	**5**	--	**12**
Foreign exchange (gain) loss	**(4)**	1	**6**
Other	**1**	5	**(4)**
FFFO	**469**	263	**1,319**
Changes in non-cash working capital	**(222)**	(81)	**(450)**
Cash Flows from Operating Activities	**247**	182	**869**
Weighted average basic common shares outstanding (millions)	**156**	155	**155**
Weighted average diluted common shares outstanding (millions)	**162**	155	**156**
FFFO per share ($/basic share)	**3.02**	1.70	**8.49**
FFFO per diluted share ($/diluted share)	**2.86**	1.70	**8.38**

FFFO increased by $206 million or 78% in Q1 2008 compared with Q1 2007, primarily due to the increase in sales for which operating and corporate expenses did not increase to the same extent. The diluted FFFO per share effect in Q1 2008 results from the convertible bonds and the non-vested share based compensation.

Changes in Working Capital and Capital

The following table shows the working capital and capital structure of Addax Petroleum for the past eight quarter ends.

Capital Structure *(US$ millions)*	**31-Mar 2008**	**31-Dec 2007**	**30-Sept 2007**	**30-Jun 2007**	**31-Mar 2007**	**31-Dec 2006**	**30-Sep 2006**	**30-Jun 2006**
Accounts receivable	460	312	276	187	153	179	194	210
Partner loan receivable	21	21	21	21	21	21	21	3
Inventories	159	129	139	162	104	121	111	96
Prepaid expenses	39	39	52	37	41	26	31	17
Accounts payable and accrued liabilities	(519)	(545)	(473)	(345)	(372)	(364)	(304)	(284)
Income taxes and royalties payable	(20)	(33)	(102)	(176)	(397)	(510)	(475)	(424)
Deferred revenue	(8)	(10)	--	--	--	(4)	--	--
Total non-cash working capital	132	(87)	(87)	(114)	(450)	(531)	(422)	(382)
Cash and cash equivalents	107	32	82	71	93	34	143	334
Total net working capital	239	(55)	(5)	(43)	(357)	(497)	(279)	(48)
Short-term debt	--	--	--	--	--	--	850	--
Long-term debt	1,125	950	1,025	950	975	830	--	--
Convertible bonds	247	245	242	239	--	--	--	--
Shareholders' equity	1,946	1,714	1,534	1,400	1,247	1,168	1,116	698

Addax Petroleum's total net working capital has reverted from a deficit at Q1 2007 of $357 million to a surplus of $239 million at Q1 2008. Current liabilities decreased since Q1 2007 primarily due to NNPC lifting more crude oil during 2007 and in Q1 2008 as a reimbursement of current and prior years' income taxes and royalties payable. This resulted in a reduction of income taxes and royalties payable of $377 million since Q1 2007. The surplus is also due to a higher inventory level, mainly in Gabon given delay of certain March 2008 liftings given a local strike in Gabon. This inventory is expected to be reduced by April 2008 liftings. Accounts receivable is also increasing given the high crude oil prices in March 2008 compared to March 2007.

Addax Petroleum's overall long-term financing position has increased since Q1 2007 to help support the capital expenditure program. The main components are the senior secured reducing revolving debt facility which increased $150 million since Q1 2007 and the convertible bonds issued subsequent to Q1 2007 with a carrying liability value of $247 million at Q1 2008. In Q2 2007, Addax Petroleum issued $300 million principal amount of 3.75% unsecured convertible bonds for net proceeds of $294 million. Further details were provided in the 2007 Annual MD&A and Addax Petroleum's AIF.

At the end of Q1 2008, the facility and letters of credit were drawn down by $1,125 million and $129 million, respectively. Furthermore, an additional $8 million letter of credit, separate from the senior secured reducing revolving debt facility, was issued during Q4 2007.

The $78 million payment for the acquisition of the 40% working interest in Block 1 of the JDZ is expected to be paid in Q2 2008 and will reduce both the accounts payable and accrued liabilities and cash balances. This payment will be made once Addax Petroleum receives final approval from the Joint Development Authority.

Consolidated Changes in Cash Flow

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

Cash flow	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ millions)	**2008**	2007	**2007**
Funds flow from operations	**469**	263	**1,319**
(Increase) in non-cash working capital	**(222)**	(81)	**(450)**
Cash flows from operating activities	**247**	182	**869**
Net cash flows from investing activities	**(331)**	(243)	**(1,237)**
Net cash flows from financing activities	**159**	120	**366**
Change in cash and cash equivalents	**75**	59	**(2)**

Cash flows from operating activities increased by $65 million or 36% in Q1 2008 compared to Q1 2007 as a result of the increase in FFFO offset by a greater adjustment for non-cash working capital items. The main non-cash working capital item is accounts receivable which has risen given the high average sales price in March 2008 compared to March 2007. The average Dated Brent price for the month of March 2007 was $62.15/bbl compared to March 2008 of $103.66/bbl.

The net cash outflows from investing activities increased in Q1 2008 by $88 million or 36% compared to Q1 2007 given higher capital expenditures, 44% of which was development drilling. Q1 2008 net financing cash inflows have increased by $39 million or 33% resulting from draws on the long-term debt facility used to supplement operational cash flows in order to fund capital expenditures.

Liquidity and Capital Resources

Addax Petroleum's principal source of liquidity has been funds flow from operations which has been supplemented as necessary by the senior debt facility and convertible bonds. A $1,500 million senior debt facility was secured during Q1 2007, increased to $1,600 million during Q2 2007, and was partially used to re-finance the former acquisition bridge facility arranged in 2006 for the PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") acquisition (Gabon operations). Addax Petroleum expects that this capital funding along with continued operational income will allow for currently planned short and long-term operations. Additional funding may be sought for potential additional development opportunities and/or acquisitions that may arise in excess of the currently approved budget. .

The convertible bonds were issued in Q2 2007 with net proceeds of $294 million, maturing May 31, 2012. The primary use of the funds was to reduce the long-term debt facility.

Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria or Gabon on the ability of Addax Petroleum's Nigerian and Gabonese subsidiaries to transfer funds to Addax Petroleum in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to Addax Petroleum by its Nigerian and Gabonese subsidiaries. Addax Petroleum has not experienced seasonal variations in its cash flows.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, gross crude oil production, operating costs and interest rates would have had on Addax Petroleum's net income for the period ended March 31, 2008, had these changes occurred on January 1, 2008. These calculations are based on business conditions, production and sales volumes existing for the current period. The 1,000 bbl/d increase has been pro-rated across producing licenses based on their proportion of overall sales.

Economic Sensitivities	Change (+)	Net Income impact (US$ millions)	Net Income impact ($ per basic share)
Average realized price	$1.00/bbl	3	0.02
Crude oil production	1,000 bbls/d	1	0.01
Increase in operating expenses	10%	(3)	(0.02)
Interest rate	1%	(3)	(0.02)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not reflect any inter-relationships between the above factors. Changes in the foreign exchange rates have not been considered in this analysis, and are not expected to be material.

Outlook for Remainder of 2008

The anticipated average production rate for 2008 is 140 Mbbl/d to 145 Mbbl/d. Production is expected to increase in Nigeria as Addax Petroleum brings on stream reserves from the Oron and Adanga fields in OML123 along with increased production from the Okwori and Nda fields in OML126. In Gabon, new production from the Awoun license and increased capacity with the completion of the pipeline to Shell's Rabi facility are expected to augment production.

In 2008, the results of the Taq Taq drilling and seismic appraisal program are being integrated into a full field development plan. The first stage of the full field development plan is expected to include an early production system and is targeting to produce approximately 10 Mbbl/d (4 Mbbl/d net to Addax Petroleum) during the second half of 2008 from the Taq Taq field.

Contractual Obligations and Commitments

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. The commitments and contractual obligations have not substantially changed from the December 31, 2007 year end except for an additional $65 million commitment for compressors to be used in OML123/124, Nigeria.

Purchase obligations, exploration obligations and other long-term obligations are capital costs in nature and will be met out of current operating activities.

Contingent Liabilities

Addax Petroleum's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, it is believed that there have been adequate accruals for income taxes in current and prior periods based on available information.

Asset Retirement Obligation

Addax Petroleum carries an asset retirement obligation for each country in which it operates to fund the restoration of the production site once extraction is completed. Addax Petroleum expects to fund this obligation and committed capital investments from a combination of cash flow and drawings from the senior secured revolving debt facility. There have been no adjustments, besides monthly accretion to the asset retirement obligation since Q4 2007.

Risk Management

Addax Petroleum has published its assessment of its business risks in the Risk Factors section of its AIF (available on SEDAR at www.sedar.com). It is recommended that this document be reviewed for a thorough discussion of risks faced by Addax Petroleum

There are numerous factors which may affect the success of Addax Petroleum's business which are beyond its control including local, national and international economic, legal and political conditions. The business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations in certain developing countries, such as Nigeria, Cameroon, Gabon and the Kurdistan region of Iraq expose Addax Petroleum to potential civil unrest, political and currency risks. In particular, escalations of civil unrest in Nigeria and Iraq may pose a threat to the operations in those countries and any intensification in the level of civil unrest may have a material adverse effect on Addax Petroleum's business, results of operations or financial condition.

FINANCIAL RISK

Addax Petroleum is aware of its increased leverage and reviews its use of available facilities considering future capital expenditure, expected returns in production and oil price trends to ensure that the required repayments can be made. Addax Petroleum may utilize derivative financial instruments, such as foreign exchange contracts and interest rate swaps, to manage certain exposures. These financial instruments are not used for trading or speculative purposes. Addax Petroleum has not historically held nor currently plans to hold investments in asset-backed commercial paper.

COMMODITY PRICE

Crude oil prices can be volatile and are subject to external forces in the worldwide market such as global demand, OPEC decisions, climatic events and trends and political influences which affect the supply and demand relationship. Addax Petroleum is subject to market fluctuations in the price of oil, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities, including the ability to acquire space in pipelines to deliver oil to commercial markets, and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and many other aspects of the oil business. Addax Petroleum does not hedge any of its sales or production.

FOREIGN CURRENCY

Addax Petroleum is exposed to foreign exchange risk because subsidiary companies undertake transactions in foreign currencies, primarily with respect to the Swiss franc (or "CHF"), the Nigerian naira (or "NGN"), the Gabonese Central African franc (or "CFA"), which is pegged to the euro, and the euro (or "EUR"). Exchange rate exposures are managed within approved policy parameters which may utilize both local currency borrowing facilities and forward contracts to hedge its exposure to foreign currency risk.

Currently, Addax Petroleum holds a foreign exchange forward contract to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. This contract is held because Addax Petroleum incurs costs in CHF in respect of its service office based in Switzerland while the majority of its revenues are in US dollars. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges. Addax Petroleum does not consider changes in the exchange rate between CDN$ and US$ as significant given the low number of transactions denominated in CDN$ and, therefore, does not mitigate this risk with financial instruments.

CREDIT

Credit risk is the risk of economic loss arising when a counterparty fails to perform its obligations. During initial joint venture agreement negotiations and ratification, credit risk is considered and incorporated into the terms of the contracts. Furthermore, cash calls can be made in advance of incurring costs to help ensure costs are recovered. However, it is possible that the interest of Addax Petroleum and its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect business results. The maximum exposure to credit risk is equal to the carrying amount of financial instruments classified as loans and receivables.

STRATEGIC AND OPERATING RISK

Addax Petroleum is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out Addax Petroleum's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties of contracts.

With key operations in certain developing countries, Addax Petroleum could be exposed to the potential inability to obtain additional prospect or development licenses due to the highly competitive and political bidding processes in these areas.

The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flows from operating activities is insufficient and external sources of capital become limited or unavailable, the ability to make the necessary capital investments to maintain and expand oil reserves could be impaired. There can be no assurance that Addax Petroleum will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

ENVIRONMENT RISK – REGULATORY AND POLITICAL

Addax Petroleum holds agreements with various governments in order to conduct business in particular license areas and under which, business and fiscal terms are specified. There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim to properties which could result in a material adverse effect including a reduction in revenue. Addax Petroleum aims to build positive relationships with the governments through both its corporate and local country office relations. These dealings aim towards an ethical and positive working relationship.

Addax Petroleum produces a significant amount of natural gas associated with oil production. The majority of Addax Petroleum's produced associated natural gas in Nigeria is currently flared. The Nigerian Government has announced what is commonly known as the "Flares-Down" policy that is intended to induce petroleum producers to reduce or eliminate the amount of natural gas that is flared in petroleum production. The Nigerian Government has not officially announced any further details on how and from what date the "Flares Down" policy (in original or revised form) will be implemented. The stated policy of the Nigerian Government had been that routine gas flaring should cease at the end of December 2008. As a step towards implementing this policy, the Department of Petroleum Resources had proposed to the Minister of Petroleum Resources a substantial increase in the existing gas flare penalty commencing from the 1st of February 2008. This recommendation is still under review by the Minister. Additionally, NNPC (the national oil company) and the major oil companies operating in Nigeria have indicated that "Flares Down" by the end of 2008 is no longer realistic. Their reasons include shortfalls in funding gas projects by the Nigerian Government and security issues in the Niger Delta. New dates ranging from 2010 to 2013 have been proposed. It should be noted however that the Nigerian Government recently issued new policy and regulations which intend to impose an obligation on gas producing companies to supply agreed volumes of gas to the domestic market. Addax Petroleum does have projects planned to re-inject produced gas in OML123, 124 and 126, however this will not have eliminated flaring in OML123 by the end of 2008. Further, at some point in the future it may also be possible to monetize the gas with Government-sponsored infrastructure projects such as power generation plants.

As the majority of revenues are derived from licenses held through the Nigeria government, Addax Petroleum is more exposed to risks associated with this government; however, through its PanAfrican

acquisition in 2006 and exploration activities in the Kurdistan region of Iraq, it has diversified its locations.

OPERATIONS RISK – OPERATING HAZARDS

Addax Petroleum is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of oil and gas wells or formations or production facilities or other property, equipment and the environment, as well as interrupt operations. Addax Petroleum and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks, however there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that Addax Petroleum will be obtain insurance to cover such risks. For example, there is no business interruption insurance held and therefore, it will suffer losses as a result of a shut-in or cessation in production.

There are also risks typically associated with oil operations, including premature decline of reservoirs and invasion of water into producing formations. Certain properties are operated by third parties or may be subject to operating committees controlled by national oil companies, and as a result, Addax Petroleum has limited control over the nature and timing of exploration and developments of such properties or the manner in which operations are conducted.

INTEGRITY RISK – REPUTATION

Future agreements, partner arrangements and employee attraction and retention may be influenced by the reputation held by Addax Petroleum within the industry. Addax Petroleum shares a trademark and a trade name with a related group of companies and any adverse development affecting the trademark, trade name or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of Addax Petroleum. Through community development projects in the countries with operations, Addax Petroleum aims to positively influence the local communities.

OPERATIONS RISK – ENVIRONMENT

The oil industry is subject to worldwide pressures and potential regulation changes to manage greenhouse gas emissions. This may increase costs of production in order to comply with potential changes to environmental regulations or may affect the overall demand if purchasing trends change. Addax Petroleum is also subject to a variety of waste disposal, pollution control and similar environmental laws.

Environmental protection and conservation are a fundamental part of Addax Petroleum's operations. Addax Petroleum ensures that all new projects comply with the relevant standards and regulations and upgrades its existing facilities. The waste management policy promotes minimization and recycling. Addax Petroleum collaborates with local groups to promote environmental awareness and continuously re-evaluates its performance to ensure compliance.

OPERATIONS RISK – HUMAN RESOURCES / HEALTH SAFETY, SECURITY AND ENVIRONMENT ("HSSE")

Addax Petroleum has direct responsibility for HSSE in its Nigerian, Gabonese and Cameroonian operated properties. Addax Petroleum focuses on proactive community development for stable operations, accident prevention, monitoring operational compliance and advising management on statutory and industry requirements.

Addax Petroleum is highly dependent upon its executive officers and key employees, and success will be largely dependent upon the performance of such officers and key employees. In particular, the Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important for business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on Addax Petroleum.

There has been Turkish military action in the border region between Turkey and the Kurdistan region of Iraq since February 2008. Addax Petroleum is monitoring the situation. The situation is under constant review, and Addax Petroleum has implemented an action plan.

Off-Balance Sheet Arrangements

Addax Petroleum has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Addax Petroleum, including, without limitation, such considerations as liquidity and capital resources. Operating leases are used in the normal course of business as disclosed in Contractual Obligations and Commitments. As at March 31, 2008, there were outstanding letters of credit amounting to $134 million, of which $126 million is related to the $300 million Letter of Credit Tranche of the $1,600 million Senior Secured Loan Facility Besides potential future PSC acquisitions which typically incur letter of credits over the PSC minimum work commitment, Addax Petroleum is not planning to engage in any other off-balance sheet arrangements in the foreseeable future.

Subsequent Events

On April 3, 2008, Addax Petroleum acquired a 100% operating interest in the Iroko exploration licenses area in Cameroon. A parent company guarantee was issued to support the $18 million minimum work commitment related to the Iroko PSC acquired April 3, 2008. This acquisition was described further in the New Business section, previously in this report.

During April 2008, a new two year loan facility was signed and underwritten for an amount of $450 million, which may increase to $500 million after syndication. This loan facility will be used to provide addition funding capacity for acceleration or increase of capital expenditure projects and/or other acquisition opportunities.

Shareholders' Equity and Outstanding Share Data

Outstanding Share Data	**Three months ended**		**Year ended**
(millions)	**31-Mar 2008**	31-Mar 2007	**31-Dec 2007**
Common Shares Outstanding			
Beginning of period	**156**	155	**155**
Issued	**--**	--	**1**
End of Period	**156**	155	**156**
Weighted average basic common shares outstanding	**156**	155	**155**
Weighted average diluted common shares outstanding	**162**	155	**156**

There have been no conversions of the convertible bond since its issuance in 2007. The maximum number of shares that could be converted if certain conditions were met is 5,929,234. There were no stock options outstanding or any other security convertible into common shares.

As at March 31, 2008 AOG Holdings BV had a 35.5% interest in Addax Petroleum. There has been no change in AOG Holdings BV's interest as at the date of this interim MD&A.

During Q1 2008, 9,512 common shares were issued to directors for fees.for services in lieu of cash as part of ongoing director's compensation program.

No common shares vested under the LTIP program in Q1 2008. Refer to the 'Corporate Expenses' section for further details on the LTIP program.

Critical Accounting Estimates

The consolidated financial statements include the accounts of Addax Petroleum and all of its subsidiaries. The consolidated financial statements have been prepared by Management in accordance with Canadian GAAP.

The preparation of financial statements in accordance with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

In particular, the amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The convertible bond's liability and equity values and estimated life were based on a valuation prepared by the issuing financial institution and, furthermore, believed to be reasonable by Addax Petroleum management. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

Critical Accounting Policies

Refer to note 1 of the audited consolidated financial statements as at December 31, 2007 for a full description of Addax Petroleum's significant accounting policies and note 1 of the unaudited consolidated financial statements as at March 31, 2008.

OIL AND GAS ACCOUNTING

Addax Petroleum follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are capitalized on a country by country cost centre basis. Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20% or more. Capitalized costs are depleted on a unit-of-production basis based on Addax Petroleum's share of gross estimated proven reserves, before royalties, as estimated by independent reservoir engineers and updated internally during the year. The carrying value of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

ASSET RETIREMENT OBLIGATIONS

Addax Petroleum recognized as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The fair value is determined on the basis of internal engineering and environmental studies for each well or facility and the estimate evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.

GOODWILL

Goodwill represents the excess purchase price over fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment.

INTEREST IN JOINT VENTURES

The consolidated financial statements include only Addax Petroleum's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

INVENTORIES AND UNDERLIFT

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

CONVERTIBLE BONDS

Convertible bonds are classified as debt net of the fair value of any conversion feature, which is recorded in shareholders' equity. Issue costs are allocated between debt and equity components and those costs allocated to the equity element are recognized in the consolidated statement of operations in the period of issuance. The issue costs allocated to the debt element are amortized over the term of the bond, and the debt portion will accrete up to the principal balance at maturity using the effective interest method. If the convertible bonds are converted to common shares, a portion of the amount allocated to the conversion feature recorded in shareholders' equity will be reclassified to share capital along with the principal amounts converted.

New Accounting Pronouncements

CICA Handbook Section 1400, General Standards of Financial Statement Presentation. There were no changes required to the financial statements as a result of this change.

INVENTORIES

Effective January 1, 2008, Addax Petroleum retrospectively adopted the new CICA Handbook Section 3031, *Inventories* which provides guidance regarding the measurement of inventories including the allocation of costs such as overhead and fixed production costs and allows for the reversal of previous impairment. There were no changes required to the valuation of inventory for the current or comparative year.

FINANCIAL INSTRUMENTS

Effective January 1, 2008, Addax Petroleum prospectively adopted the new CICA Handbook Sections 3862, *Financial Instruments – Disclosures* and 3863, *Financial Instruments – Presentation.* The purpose of these sections is to enhance the financial statement users' ability to evaluate:

- the significance of financial instruments over an entity's financial position, performance and cash flows;
- the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date; and
- how the entity manages those risks.

The new standards require additional disclosure with no effect on the financial statements.

CAPITAL MANAGEMENT

Effective January 1, 2008, Addax Petroleum adopted the new CICA Handbook Section 1535, *Capital Disclosures* for disclosure of the company's objectives, policies and processes for managing capital.

EFFECT OF FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA Accounting Standards Board has adopted the following new or amended Handbook Sections:

In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*, ("Section 3064") replacing Section 3062, *Goodwill and Other Intangible Assets* ("Section 3062") and Section 3450, *Research and Development Costs.* Various changes have been made to other standards to be consistent with the new Section 3064. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Addax Petroleum will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Addax Petroleum is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements; however, we do not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

In January 2006, the Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. Public companies in Canada are required to adopt International Financial Reporting Standards ("IFRS") by 2011.

Disclosure Controls and Procedures

As of March 31, 2008, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design and effectiveness of Addax Petroleum's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of Addax Petroleum's disclosure controls and procedures were effective as at March 31, 2008, and would provide reasonable assurance that material information relating to Addax Petroleum and its consolidated subsidiaries would be made known to them by others within those entities.

Internal Controls over Financial Reporting

As of March 31, 2008, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design of Addax Petroleum's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was effective as at March 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the annual financial statements for external purposes in accordance with Canadian GAAP.

Transactions with Related Parties

Addax Petroleum has entered into no new transactions with related parties during Q1 2008. The transactions with related parties remain as noted below:

- Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "Crude Oil Supply Agreements");
- Management Services Agreement;
- Bunkering Agreement;
- Agreement for Services of Jean Claude Gandur;
- Trademark Agreement;
- Non-Competition Agreement; and
- Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum.

The following transactions took place between Addax Petroleum and related parties:

Related Party Transactions	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ millions)	**2008**	2007	**2007**
Sales to Addax B.V.:			
Nigeria	**409**	184	**1,002**
Gabon	**7**	43	**179**
Charges to Addax B.V. and other related entities:			
Nigeria	**14**	11	**49**
Total	**402**	216	**1,132**

All transactions with related parties are as set out in the individual agreements that are regularly reviewed by Addax Petroleum's management.

CRUDE OIL SUPPLY AGREEMENTS

Addax B.V. ("ABV"), which is a subsidiary of AOG, is the sole marketer of Addax Petroleum's crude oil production under the Crude Oil Supply Agreements for the Nigerian and Remboué crude oil. The business purpose ABV has been chosen to market this crude oil is due to their experience in the local market and to competitive rates. All crude oil produced from OML123/124 and OML126 is sold to ABV on the same terms and conditions as with ABV's non-related customers and is measured at the exchange amount as part of the normal course of operations. Crude oil sold to ABV from the Remboué field is a continuation of trading prior to the PanAfrican acquisition and is on a non-related customer basis and measured at the exchange amount in the normal course of operations. ABV was awarded the contract to market the Etame crude oil for 2007 following a bidding process with a number of crude traders; however, this contract expired December 31, 2007 and a third party offtaker has been contracted for the 2008 program.

Charges to ABV and other related entities include management services, trademark licence and information technology support to AOG Advisory Services Ltd. Also included are charges from Addax Bunkering Services for the purchase of fuel for the Addax Petroleum floating production, storage and offloading vessels and other marine support vessels. All transactions with these related parties are recorded at amounts agreed to by the parties and are made on the same terms and conditions as with non related customers during the normal course of operations. Addax Petroleum is currently under discussions with Addax B.V. to modify the existing sales contract. Under the new contract, Addax Petroleum will sell its Nigerian produced crude oil to Addax B.V. at the official Nigerian tax price. Addax B.V. will no longer earn a fee for marketing the crude oil.

Sales to Addax B.V. increased in Q1 2008 compared to Q1 2007 by $189 million or 83% as a greater portion of Q1 2007 liftings were used to repay tax payable balances from the prior year to NNPC as well as lower sales prices in Q1 2007.

Summary of Quarterly Results

The following is a summary of quarterly results for Addax Petroleum for the eight most recently completed quarters.

Quarterly Information (US$ million, unless otherwise stated)	Quarter Ended 31-Mar 2008	31-Dec 2007	30-Sept 2007	30-Jun 2007	31-Mar 2007	31-Dec 2006	30-Sept 2006	30-Jun 2006
Financial:								
Petroleum sales before royalties	**1,154**	1,107	925	753	627	528	584	523
Net income	**240**	180	122	101	79	53	75	58
Earnings per share ($/basic share)	**1.54**	1.16	0.78	0.65	0.51	0.34	0.51	0.41
Earnings per share ($/diluted share)	**1.51**	1.15	0.78	0.65	0.51	0.34	0.51	0.41
Funds Flow From Operations	**469**	434	335	287	263	215	244	196
FFFO per share ($/basic share)	**3.02**	2.79	2.15	1.85	1.70	1.39	1.65	1.40
FFFO per share ($/diluted share)	**2.86**	2.64	2.07	1.82	1.70	1.39	1.65	1.40
Weighted average number of shares outstanding (millions)	**156**	156	155	155	155	155	148	140
Capital expenditures, net of dispositions	**340**	389	359	261	216	410	214	229
Operational:								
Average working interest gross oil production (mbbls/d):								
Nigeria	**109.7**	111.4	104.5	104.1	97.9	95.7	89.1	79.9
Gabon	**29.4**	24.8	23.7	18.9	18.2	12.4	2.4	--
Total	**139.1**	136.2	128.2	123.0	116.1	108.1	91.0	79.9

The general upward trend of increasing sales over the quarters has resulted from a combination of increased production in both Gabon and Nigeria and rising oil prices. This growth has also contributed to the rise in net income, but is partially offset by increased operating costs, DD&A and taxes corresponding with the increased volumes.

PETROLEUM SALES

The volume of crude oil sold by Addax Petroleum per fiscal quarter commencing Q2 2006 continuing until Q1 2008 was 7.7 MMbbl, 8.7 MMbbl, 9.2 MMbbl, 10.8 MMbbl, 11.0 MMbbl, 12.4 MMbbl, 12.5 MMbbl, and 12.0 MMbbl, respectively. Addax Petroleum revenues are increasing due to production capacity growth combined with the strong market price for oil. During Q3 and Q4 2007, Gabon experienced production constraints with the onshore export facilities operated by an independent party; technical staff from Addax Petroleum and the operator have implemented chemical improvements. During January 2008, the restricted levels were lifted to 27,000 bbl/d and a further increase to 30,000 bbl/d is expected later in 2008 if oil quality remains consistent. Furthermore, Addax Petroleum entered into an agreement with Shell Gabon to utilise its southern Rabi export route and construct a 37 km pipeline which is expected to be operational in the second half of 2008. Royalties on revenues remain consistent with the terms of the various PSCs, which are applied on a sliding scale based on production volumes.

NET INCOME

Net incomes by fiscal quarter commencing Q2 2006 and continuing through to Q1 2008 were $58 million, $75 million, $53 million, $79 million, $101 million, $122 million, $180 million, and $240 million, respectively. The increase in 2007 and Q1 2008 net income was due primarily to a higher average sales price and production levels, partially offset by higher operating costs and taxes.

FUNDS FLOW FROM OPERATIONS

FFFO by fiscal quarter commencing Q2 2006 through to Q1 2008 were $196 million, $244 million, $215 million, $263 million, $287 million, $335 million, $434 million, and $469 million, respectively. The steady increase in FFFO during 2007 and into 2008 is due primarily to increased sales volumes and prices reduced somewhat by higher non-cash trade receivable balances held at March 31, 2008 for March 2008 sales.

CAPITAL EXPENDITURES

Capital expenditures by fiscal quarter commencing Q2 2006 and continuing through to Q1 2008 were $229 million, $214 million, $410 million, $216 million, $261 million, $359 million, $389 million, and $340 million, respectively. Q1 2008 capital expenditures are lower than the preceding two quarters, primarily for development drilling in OML123/124 and onshore Gabon. Expenditures have steadily increased with a significant rise in Q4 2006 due to development and exploration of $163 million and acquisition fees for OPL291 of $68 million. The Q3 and Q4 2007 expenditure level rose compared to former quarters as a result of the $78 million acquisition of a 40% working interest in JDZ Block 1 in Q3 2007 and Gabon pipeline costs in Q4 2007.

Addax Petroleum Corporation

Consolidated Financial Statements

As at March 31, 2008 and for the three month periods ended March 31, 2008 and 2007

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS (unaudited)
(US$ millions)

	March 31, 2008	December 31, 2007
ASSETS		
Current		
Cash and cash equivalents (note 9)	107	32
Accounts receivable (note 11)	460	312
Inventories (note 7)	159	129
Prepaid expenses	39	39
	765	**512**
Partner loan receivable	21	21
Future income taxes	-	7
Other assets	20	20
Property, plant and equipment (note 3)	2,879	2,706
Goodwill	493	493
	3,413	**3,247**
	4,178	**3,759**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	519	545
Income taxes and royalties payable	20	33
Deferred revenue	8	10
	547	**588**
Asset retirement obligations	132	130
Future income taxes	175	125
Other long-term liabilities	6	7
Long-term debt (note 2)	1,125	950
Convertible bonds	247	245
	1,685	**1,457**
Shareholders' equity		
Share capital (note 4)	759	758
Convertible bonds	56	56
Contributed surplus (note 4)	45	38
Retained earnings	1,086	862
	1,946	**1,714**
	4,178	**3,759**

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

(Signed) "Jean-Claude Gandur"
Director

(Signed) "Wesley Twiss"
Director

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
(US$ millions, except per share amounts)

	Three month periods ended March 31,	
	2008	**2007**
REVENUE		
Petroleum sales (note 11)	1,154	627
Royalties	(186)	(85)
Net sales	968	542
Other income	1	1
Total net revenue	**969**	**543**
EXPENSES		
Operating	97	84
General and administrative	9	7
Depletion, depreciation and accretion (note 3)	136	131
Pre-acquisition and other expenses	6	4
Share-based compensation	7	6
Interest on long-term debt	20	18
Interest on convertible bonds	5	-
Foreign exchange (gain)/loss	(4)	1
Total expenses	**276**	**251**
Income before provision for income taxes	**693**	**292**
Provision for income taxes		
Current	(369)	(172)
Future	(84)	(41)
Net income and comprehensive income	**240**	**79**
Earnings per share (note 5)		
Basic	$1.54	$0.51
Diluted	$1.51	$0.51

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(US$ millions)

	Three month periods ended March 31,	
	2008	**2007**
Retained earnings, beginning of period	862	410
Net income for the period	240	79
Dividends	(16)	(7)
Retained earnings, end of period	**1,086**	**482**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(US$ millions)

	Three month periods ended March 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Items not requiring outlay of cash:		
Net income	**240**	**79**
Future income taxes	84	41
Depletion and depreciation	136	131
Share-based compensation	7	6
Convertible bond interest accretion	5	-
Foreign exchange	(4)	1
Other items	1	5
	469	**263**
Changes in non-cash working capital (note 9)	(222)	(81)
	247	**182**
CASH FLOWS USED IN INVESTING ACTIVITIES		
Expenditures on property, plant and equipment	(340)	(216)
Change in non-cash working capital (note 9)	9	(27)
	(331)	**(243)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	200	975
Repayment of long-term debt	(25)	(830)
Issue costs on long-term debt	-	(18)
Dividends paid	(16)	(7)
	159	**120**
Net increase in cash and cash equivalents	**75**	**59**
Cash and cash equivalents, beginning of period	32	34
Cash and cash equivalents, end of period	**107**	**93**

See accompanying notes to the consolidated financial statements

(US$ millions)

1. ACCOUNTING POLICIES

The interim consolidated financial statements of Addax Petroleum Corporation ("Addax Petroleum") include the accounts of Addax Petroleum, its wholly-owned subsidiaries and its interests in joint ventures, and have been prepared following the same accounting policies and methods of their application as the audited consolidated financial statements of Addax Petroleum as at December 31, 2007, except as described below. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or excluded. These financial statements should be read in conjunction with Addax Petroleum's audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Changes in Accounting Policies

Inventories

Effective January 1, 2008, Addax Petroleum retrospectively adopted the new CICA Handbook Section 3031, *Inventories* which provides guidance regarding the measurement of inventories including the allocation of costs such as overhead and fixed production costs and allows for the reversal of previous impairment. There were no changes required to the valuation of inventory for the current or comparative year.

Financial instruments

Effective January 1, 2008, Addax Petroleum prospectively adopted the new CICA Handbook Sections 3862, *Financial Instruments – Disclosures* and 3863, *Financial Instruments – Presentation.* The purpose of these sections is to enhance the financial statement users' ability to evaluate:

- the significance of financial instruments over an entity's financial position, performance and cash flows;
- the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date; and
- how the entity manages those risks.

The new standards require additional disclosure with no effect on the financial statements.

Capital management

Effective January 1, 2008, Addax Petroleum adopted the new CICA Handbook Section 1535, *Capital Disclosures* for disclosure of a company's objectives, policies and processes for managing capital.

Effect of Future Changes in Accounting Policies

The CICA Accounting Standards Board has adopted the following new or amended Handbook Sections:

In February 2008, the CICA issued Section 3064, *Goodwill and intangible assets*, ("Section 3064") replacing Section 3062, *Goodwill and other intangible assets* ("Section 3062") and Section 3450, *Research and development costs*. Various changes have been made to other standards to be consistent with the new Section 3064. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Addax Petroleum will adopt the new standards for its fiscal year beginning

(US$ millions)

January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Addax Petroleum is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements, however, we do not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

In January 2006, the Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. Public companies in Canada are required to adopt International Financial Reporting Standards effective January 1, 2011.

2. LONG-TERM DEBT

Amounts drawn under the $1.6 billion senior secured reducing revolving debt facility (the "Facility") bear interest at the Lenders' LIBOR plus an applicable margin between 1.75% and 2.65%. The effective interest rate on the Facility for the period ended March 31, 2008 was 7.12% (2007: 7.90%).

In addition to the funds drawn on the loan, letters of credit totaling $137 million (2007: $134 million) related to the Nigerian and the Joint Development Zone ("JDZ") blocks assets were outstanding at March 31, 2008.

Costs incurred to arrange for the Facility have been recorded as other assets and are amortized over the term of the arrangement.

3. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2008	**December 31, 2007**
Oil and natural gas properties	4,292	3,987
Accumulated depletion	(1,433)	(1,299)
	2,859	2,688
Corporate assets	31	27
Accumulated depreciation	(11)	(9)
	20	18
Balance, end of period	**2,879**	**2,706**

(US$ millions)

Property, plant and equipment by cost centre is as follows:

	March 31, 2008	December 31, 2007
Cost Centre		
Nigeria	1,250	1,124
Cameroon	41	28
Gabon	1,131	1,109
Iraq	234	227
Joint Development Zone	203	200
Corporate assets	20	18
Balance, end of period	**2,879**	**2,706**

Included in property, plant and equipment are capitalized interest costs of $16 million (2007: $17 million).

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follow:

	March 31, 2008	December 31, 2007
Unproved properties		
Nigeria	328	268
Cameroon	41	28
Iraq	234	227
Joint Development Zone	203	200
Gabon	25	21
	831	**744**

4. SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. There are no preferred shares outstanding.

Issued and Outstanding	**Three month period ended March 31, 2008**		**Year ended December 31, 2007**	
Common Shares	**Number**	**Amount**	**Number**	**Amount**
Balance, beginning of period	155,641,575	758	155,065,556	739
Issued during the period	9,512	1	576,019	19
Balance, end of period	**155,651,087**	**759**	**155,641,575**	**758**

Addax Petroleum declared a dividend of CDN$0.10 per share payable on June 12, 2008 to shareholders of record on May 29, 2008.

(US$ millions)

Contributed surplus

	March 31, 2008	December 31, 2007
Balance, beginning of period	38	20
Share-based compensation	7	22
Transferred to share capital	-	(4)
Balance, end of period	**45**	**38**

5. EARNINGS PER SHARE

Diluted per share information is calculated using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock grants and other instruments are used to re-purchase and cancel common shares at the average trading price for the period.

	March 31, 2008		March 31, 2007	
	Shares	Net Income	Shares	Net Income
Basic weighted average number of common shares outstanding	155,650,146	240	155,073,539	79
Effect of share-based compensation	885,564	-	399,398	-
Effect of convertible bonds	5,929,234	5	-	-
Diluted weighted average number of common shares outstanding	162,464,944	245	155,472,937	79

6. CAPITAL MANAGEMENT

Addax Petroleum's objectives when managing capital are:

a) To safeguard Addax Petroleum's financial capacity and liquidity for future earnings in order to continue to provide an appropriate return to shareholders and other stakeholders;
b) To maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk; and
c) To enable Addax Petroleum to maximize growth by meeting its capital expenditure budget and to expend its budget to accelerate projects, and take advantage of acquisition opportunities.

Addax Petroleum's capital structure includes shareholders' equity, long-term debt, convertible bonds and cash and cash equivalents.

(US$ millions)

	March 31, 2008	December 31, 2007
Shareholders' equity	1,946	1,714
Long-term debt	1,125	950
Convertible bonds	247	245
Cash and cash equivalents	107	32
Capital	**3,425**	**2,941**

Addax Petroleum regularly monitors and reviews the amount of capital in proportion to risk and future development and exploration opportunities. Addax Petroleum manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Addax Petroleum may issue new debt or equity or similar instruments, reduce debt levels, adjust the amount of dividends paid to shareholders, or make adjustments to its capital expenditure program.

Addax Petroleum's objectives with regard to capital management remain unchanged from 2007.

7. INVENTORIES

	March 31, 2008	December 31, 2007
Oil products	61	38
Materials and supplies	98	91
Balance, end of period	**159**	**129**

For the three months ended March 31, 2008, $44 million of inventories has been recognized as an operating expense during the period.

8. FINANCIAL INSTRUMENTS

Addax Petroleum manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (commodity prices, foreign currency exchange rates, and interest rates), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of Addax Petroleum's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities and, if required, through the use of derivative financial instruments. Addax Petroleum does not use derivative financial instruments for purposes other than risk management. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

Addax Petroleum's risk exposure and risk management policies and procedures have not changed from 2007.

(US$ millions)

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. Addax Petroleum may use derivative financial instruments such as foreign exchange contracts and interest rate swaps to manage certain exposures. These market risks are evaluated by monitoring changes in key economic indicators and market information on an on-going basis.

a) Foreign exchange risk

Addax Petroleum is exposed to foreign exchange risk because subsidiary companies undertake transactions in foreign currencies, primarily with respect to the Swiss franc (or "CHF"), the Nigerian naira (or "NGN"), Central African franc (CFA), which is pegged to the euro, and the euro (or "EUR"). Exchange rate exposures are managed within approved policy parameters which may utilize both local currency borrowing facilities and forward contracts to hedge its exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item or be directly correlated to that currency.

Forward currency contract

In December 2007, Addax Petroleum entered into foreign exchange forward contracts to purchase CHF 72 million for $65 million which expire in December 2008. These forward contracts fix the exchange rate used to convert a portion of Addax Petroleum's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes.

Included in the statement of operations and comprehensive income as at March 31, 2008 are unrealized gains of $6 million related to these contracts.

Foreign currency sensitivity analysis

Period-to-period changes in the average foreign exchange rates may cause translation effects that have significant impact on operating costs, segment profit and net income.

The following table details Addax Petroleum's sensitivity to a 10% variation in the US dollar against the relevant foreign currencies for exposures which are not hedged for the three month period ended March 31, 2008.

	Currency	
	NGN	**EUR**
Impact on net income before tax	5	1

This sensitivity analysis was prepared by using the average monthly foreign exchange rates over the period adjusted for a 10% variation and applied to those transactions during the period sourced in the relevant foreign currency.

b) Interest rate risk

Addax Petroleum is exposed to interest rate cash flow risk on its outstanding borrowings; specifically on the floating rate element of its long-term debt. 81% of loans have floating interest rates. Addax Petroleum manages this risk through regular review of market conditions and interest rates, for which, if considered necessary, recommendations for

changes to existing financing or new arrangements are presented to the board of directors for approval.

Interest rate sensitivity analysis

A 1% change in the interest rate would affect net income for the period by $3 million. This was calculated by applying 1% to the average monthly balance of the long-term debt facility over the current period.

c) Commodity price risk

Addax Petroleum is exposed to movements in the prices of oil commodities sold during its normal course of operations. Management does not use derivative instruments to hedge commodity prices as it believes the stakeholders should experience the full effect of changes in market prices.

Commodity price sensitivity analysis

A $1 change in the average realized oil price would affect net income for the period by $3 million. This was calculated by applying a $1/barrel, on a weighted average basis to sales by license, and adjusted for relevant increases in royalties and taxes.

Credit risk

Credit risk is the risk of economic loss arising when a counterparty fails to meet its obligations as they come due. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness and the respective concentration risk.

Credit risk resulting from joint venture operations is managed through the use of cash calls. Therefore, management believes that there is no significant credit risk inherent in Addax Petroleum's accounts receivable from joint venture partners.

Accounts receivable are current financial instruments expected to be settled in the normal course of operations.

Of Addax Petroleum's significant individual accounts receivable at March 31, 2008, approximately 55% was due from one related party customer (December 31, 2007 – 48%). Amount due from the related party have historically been collected when due. Credit risk on trade receivables from non-related parties is managed through dealing with creditworthy counterparties, typically publicly traded international oil and gas companies for which financial information is readily available for review.

The partner loan receivable will be settled after the commencement of production from the Taq Taq Field, in accordance with the farm-in agreement.

The maximum exposure to credit risk is equal to the carrying amount of financial instruments classified as loans and receivables.

Liquidity risk

Liquidity risk encompasses the risk that a company cannot meet its financial obligations in full. Addax Petroleum's main sources of liquidity are its operations, long-term debt facility and convertible bonds. These funds are primarily used to finance working capital, operating expenses, capital expenditures, dividends and acquisitions.

(US$ millions)

Addax Petroleum manages its liquidity risk by regularly monitoring its cash flows from operating activities, holding adequate amounts of cash and cash equivalents and utilization of its long-term debt facility (refer to note 2). The current year's budget is planned to be funded from cash flow from operations and the long-term debt facility provides additional flexibility for short-term timing fluctuations.

Accounts payable and accrued liabilities are current financial instruments expected to be settled in the normal course of operations. The long term debt facility expires and the convertible bonds mature in 2012.

Fair value

The estimated fair values of purchased derivative financial instruments are recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in foreign exchange gain/(loss) in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

The carrying value and fair value of these financial instruments at March 31, 2008 is disclosed below by financial instrument category as well as any related interest expense for the three month period ended March 31, 2008:

	Period ended March 31, 2008			Year ended December 31, 2007	
Financial Instrument	**Carrying Value**	**Fair Value**	**Interest Expense**	**Carrying Value**	**Fair Value**
Financial Assets					
Held for trading					
Cash and cash equivalents	107	107	-	32	32
Loans and receivables					
Accounts receivable	460	460	-	312	312
Partner loan receivable	21	21	-	21	21
Financial Liabilities					
Other liabilities					
Accounts payable and accrued liabilities	519	519	-	545	545
Long-term debt	1,125	1,125	18 (1)	950	950
Held to maturity					
Convertible bonds	247	n/a	5 (2)	245	n/a

(1) Included in interest on long-term debt in the statement of operations (March 31, 2007: $17 million).

(2) Included in interest on convertible bonds in the statement of operations. The non-cash interest expense relating to the accretion of the initial discount and transaction costs that are netted against this liability are included in convertible bond interest accretion in the consolidated statement of cash flows (March 31, 2007: nil).

(US$ millions)

There has been no change to the classification of financial instruments since inception on January 1, 2007.

The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date using the methods and premises presented below.

a) Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities
Due to the short term nature of these financial instruments, fair value approximates carrying value.

b) Partner loan receivable
The partner loan is non-interest bearing with no fixed terms of repayment (except with reference to an undetermined date of commencement of production). As a result, the fair value is not reasonably determinable and is shown at cost.

c) Long-term debt
The fair value of the long-term debt approximates its carrying value due to the floating interest rate.

d) Convertible bond
The convertible bonds are traded on the Professional Securities Market of the London Stock Exchange plc, an unregulated market. Addax Petroleum's exposure is limited to the bond face value.

9. SUPPLEMENTARY CASH FLOW INFORMATION

(a) Changes in non-cash working capital

	Period ended March 31,	
	2008	**2007**
Accounts receivable	(148)	26
Prepaid expenses	-	(15)
Inventories	(30)	17
Accounts payable and accrued liabilities	(26)	8
Income taxes and royalties payable	(13)	(113)
Deferred revenue	(2)	(4)
Bond coupon interest	(3)	-
Changes in non-cash working capital	**(222)**	**(81)**

(b) Other cash flow information

	Period ended March 31,	
	2008	**2007**
Interest paid	5	17
Income taxes paid	24	-

(US$ millions)

Addax Petroleum pays petroleum profits tax and royalties in Nigeria through government liftings taken-in-kind. During the period, such government liftings totalled $529 million (2007: $343 million).

During the period ended March 31, 2008, interest expense on convertible bonds totaled approximately $5 million.

(c) Cash and cash equivalents

	March 31, 2008	December 31, 2007
Cash	106	31
Short-term deposits	1	1
Balance, end of period	**107**	**32**

10. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements are the following items that represent Addax Petroleum's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures:

	March 31, 2008	December 31, 2007
Current assets	91	83
Non-current assets	826	797
Current liabilities	(823)	(795)
Non-current liabilities	(15)	(13)
Net liabilities	**79**	**72**
Income	54	165
Expenses	41	122

11. RELATED PARTY TRANSACTIONS

The following transactions took place between Addax Petroleum and the following related parties:

	March 31, 2008	March 31, 2007
Sales to Addax B.V	416	227
Charges:		
Addax Bunkering Services	(12)	(5)
AOG Advisory Services Ltd, London	(1)	(1)
Addax B.V	(1)	(5)

(US$ millions)

Addax B.V markets Addax Petroleum's crude oil for a fee. The charges from AOG Advisory Services Ltd. include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for Addax Petroleum's FPSO's and other marine support vessels. All transactions with these related parties are recorded at amounts agreed to by the parties and are made on the same terms and conditions as with non-related customers. Addax Petroleum is currently under discussions with Addax B.V. to modify the existing sales contract. Under the new contract, Addax Petroleum will sell its Nigerian produced crude oil to Addax B.V. at the official Nigerian tax price. Addax B.V. will no longer earn a fee for marketing the crude oil.

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	March 31, 2008	**December 31, 2007**
Addax B.V	253	150
AOG Advisory Services Ltd, London	(1)	(1)
Addax Bunkering Services	(3)	(8)

12. CONTINGENCIES

As described in Note 17 to the audited consolidated financial statements as at and for the year ended December 31, 2007, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. Costs are recorded as they are incurred or become determinable. Management believes the resolution of these matters will not have a material adverse effect on Addax Petroleum's liquidity, consolidated financial position or results of operations.

13. COMMITMENTS

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. The commitments and contractual obligations have not substantially changed from the December 31, 2007 year end except for an additional $65 million commitment for the purchase of equipment.

(US$ millions)

14. GEOGRAPHICAL INFORMATION

Addax Petroleum generates revenue in Nigeria and in Gabon.

	Three month period ended March 31, 2008			
	Nigeria	Gabon	Corporate	Total
REVENUE				
Petroleum sales	941	213	-	1,154
Royalties	(171)	(15)	-	(186)
Net sales	770	198	-	968
Other income	1	-	-	1
Total net revenue	**771**	**198**	**-**	**969**
EXPENSES				
Operating	72	25	-	97
General and administrative	-	-	9	9
Depletion, depreciation and accretion	96	37	3	136
Pre-acquisition and other expenses	-	-	6	6
Share-based compensation	-	-	7	7
Interest on long-term debt	-	-	20	20
Interest on convertible bonds	-	-	5	5
Foreign exchange (gain)/loss	(1)	3	(6)	(4)
Total expenses	**167**	**65**	**44**	**276**
Income before provision for income taxes	**604**	**133**	**(44)**	**693**
Provision for income taxes				
Current	(319)	(50)	-	(369)
Future	(84)	-	-	(84)
Net income and comprehensive income	**201**	**83**	**(44)**	**240**

(US$ millions)

	Three month period ended March 31, 2007			
	Nigeria	Gabon	Corporate	Total
REVENUE				
Petroleum sales	526	101	-	627
Royalties	(78)	(7)	-	(85)
Net sales	448	94	-	542
Other income	-	-	1	1
Total net revenue	**448**	**94**	**1**	**543**
EXPENSES				
Operating	59	25	-	84
General and administrative	-	-	7	7
Depletion, depreciation and accretion	94	36	1	131
Pre-acquisition and other expenses	-	-	4	4
Share-based compensation	-	-	6	6
Interest on long-term debt	-	-	18	18
Foreign exchange loss	-	-	1	1
Total expenses	**153**	**61**	**37**	**251**
Income before provision for income taxes	**295**	**33**	**(36)**	**292**
Provision for income taxes				
Current	(153)	(19)	-	(172)
Future	(41)	-	-	(41)
Net income and comprehensive income	**101**	**14**	**(36)**	**79**

15. SUBSEQUENT EVENTS

During April 2008, a new two year loan facility was signed and underwritten for an amount of $450 million, which may increase to $500 million after syndication. This loan facility will be used to provide addition funding capacity for acceleration or increase of capital expenditure projects and/or other acquisition opportunities.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: May 6, 2008

"signed"

JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **MICHAEL EBSARY,** Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: May 6, 2008

"signed"

MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Addax Petroleum Corporation

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
AXC	0.10	CDN	05/02/2008	05/29/2008	06/12/2008

Details: Amendment - this form replaces the one filed earlier today.

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	05/06/2008
Last Updated:	05/06/2008

END